UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Three Months Ended March 31, 2016

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Atento S.A. (“Atento”, the “Company”, “we” or the “Organization”) was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”) in October 2014, Topco transferred its entire interest in Midco (€31,000 of share capital) to PikCo, the consideration for which was an allocation of €31,000 to PikCo’s Reserve Account. PikCo then contributed all of the Luxco PECs to Midco (the “Contribution”), the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (€12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of the Company. The Company completed a share split (the “Share Split”) whereby it issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, we closed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we have 73,619,511 ordinary shares outstanding and owns 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

On August 4, 2015, the Board approved a share capital increase through the issuance of 131,620 shares. Therefore the total shares increased from 73,619,511 to 73,751,131.

For further information about the Company, see the “Interim Consolidated Financial Statements for the Three Months Ended March 31, 2016” accompanying this Interim Report.

In this Interim Report, all references to “U.S. dollar” and “$” are to the lawful currency of the United States and all references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

Comparative information of the unaudited consolidated interim financial statements refer to the three months ended March 31, 2015 and 2016, except for the statement of financial position, which compares information as of December 31, 2015 and March 31, 2016.

	2015		2015		2016
	Average FY	December 31	Average Q1	March 31	Average Q1	March 31
Euro (EUR)	0.93	0.92	0.92	0.93	0.91	0.88
Brazil (BRL)	3.34	3.90	3.14	3.21	3.91	3.56
Mexico (MXN)	15.88	17.25	15.24	15.26	18.05	17.24
Colombia (COP)	2,745.55	3,153.54	2,585.85	2,574.72	3,259.17	3,023.21
Chile (CLP)	654.76	710.16	628.86	626.58	702.02	669.80
Peru (PEN)	3.19	3.41	3.09	3.10	3.45	3.32
Argentina (ARS)	9.26	13.04	8.78	8.82	14.46	14.70

SELECTED HISTORICAL FINANCIAL INFORMATION

We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The unaudited interim financial statements for the three months ended March 31, 2016 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

As described in Note 4 of the interim financial statements, included elsewhere in this Interim Report, the accounting policies adopted in preparation of the interim financial statements for the three months ended March 31, 2016 are consistent with those followed in the preparation of the consolidated annual financial statements for December 31, 2015.

Rounding

Certain numerical figures set out in this Interim Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Interim Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Selected Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Interim Report, as applicable, and not using the numerical data in the narrative description thereof.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following table presents a summary of the unaudited interim consolidated historical financial information for the periods as of the dates indicated and should be read in conjunction with the section of this Interim Report entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Financial Information” as well as with the interim financial statements included elsewhere in this Interim Report.

	For the three months ended March 31,		Change	Change excluding FX
($ in millions)	2015	2016	(%)	(%)
	(unaudited)
Revenue	515.9	419.4	(18.7)	2.5
EBITDA (1)	55.7	37.3	(33.0)	(14.6)
Adjusted EBITDA (1)	58.3	48.8	(16.3)	5.6
Adjusted Earnings (2)	15.3	9.8	(35.9)	(16.2)
Adjusted Earnings per share (in U.S. dollars) (3)	0.21	0.13	(38.1)	(18.8)
Capital Expenditure (4)	(48.7)	(5.5)	(88.7)	(86.9)
Payments for acquisition of property, plant, equipment and intangible assets (5)	(9.1)	(19.1)	109.9	87.3
Total Debt	611.8	597.0	(2.4)	1.8
Cash and cash equivalents and short-term financial investments	192.0	148.6	(22.6)	(17.3)
Net debt with third parties (6)	419.8	448.4	6.8	10.2

(1)        In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, sponsor management fees, assets impairments, site relocation costs, financing and IPO fees, and other items which are not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the period from continuing operations.

We believe EBITDA and Adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

             EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

             EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessary comparable to similarly titled measures used by other companies.

             See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the period from continuing operations to EBITDA and Adjusted EBITDA.

(2)        In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the period from continuing operations adjusted for acquisition and integration related costs, amortization of acquisition related intangible assets, restructuring costs, sponsor management fees, assets impairments, site relocation costs, financing and IPO fees, PECs interest expenses, other non-ordinary expenses, net foreign exchange impacts and their tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is our profit/(loss) for the period from continuing operations.

We believe Adjusted Earnings, is an useful metric to investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income-tax expense and net finance costs.

Our management uses Adjusted Earnings to (i) provide senior management with monthly reports of our operating results; (ii) prepare strategic plans and annual budgets; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings related performance measure when reporting their results.

Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity, and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies.

See below under the heading “Reconciliation of Adjusted Earnings to profit/loss” for a reconciliation of our Adjusted Earnings to our profit/(loss) for the period from continuing operations.

(3)        Adjusted Earnings per share is calculated based on 73,751,131 ordinary shares outstanding as of March 31, 2016.

(4)        We define “capital expenditure” as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.

             Capital expenditure for the three months ended March 31, 2015 reflects the acquisition by Atento of the rights to use certain software for $39.6 million. This intangible asset has a useful life of five years.

(5)        Payments for acquisition of property, plant, equipment and intangible assets represent the cash disbursement for the period.

(6)        In considering our financial condition, our management analyzes Net debt with third parties, which is defined as Total Debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies.

See “Selected Historical Financial Information” for a reconciliation of Total Debt to Net debt with third parties utilizing IFRS reported balances obtained from the financial information included elsewhere in this Interim Report. The most directly comparable IFRS measure to Net debt with third parties is Total Debt.

Consolidated Statements of Financial Position as of December 31, 2015 and March 31, 2016
(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	December 31, 2015	March 31, 2016
	(audited)	(unaudited)
ASSETS

NON-CURRENT ASSETS	768,704	786,765
Intangible assets	226,260	245,961
Goodwill	124,007	128,093
Property, plant and equipment	191,678	178,938
Non-current financial assets	118,923	117,683
Deferred tax assets	107,836	116,090

CURRENT ASSETS	609,712	645,213
Trade and other receivables	424,923	495,696
Other current financial assets	769	890
Cash and cash equivalents	184,020	148,627

TOTAL ASSETS	1,378,416	1,431,978

EQUITY AND LIABILITIES

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	397,791	409,449

NON-CURRENT LIABILITIES	664,046	676,529
Deferred tax liabilities	56,062	55,610
Debt with third parties	535,277	548,757
Derivative financial instruments	684	275
Non-current provisions	55,020	59,802
Non-current non trade payables	16,002	11,009
Other non-current taxes payable	1,001	1,076

CURRENT LIABILITIES	316,579	346,000
Debt with third parties	40,289	48,263
Trade and other payables	264,848	286,851
Current provisions	11,442	10,886
TOTAL EQUITY AND LIABILITIES	1,378,416	1,431,978

Consolidated Income Statements for the Three Months Ended March 31, 2015 and 2016
(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	For the three months ended March 31,		Change excluding FX (%)
	2015	2016
	(unaudited)
Revenue	515,897	419,352	2.5
Other operating income	452	775	100.0
Own work capitalized	-	4	N.M.
Operating expenses:
Supplies	(19,715)	(15,206)	(0.7)
Employee benefit expenses	(380,384)	(315,524)	4.1
Depreciation	(13,979)	(10,897)	(1.8)
Amortization	(13,962)	(10,754)	(5.3)
Changes in trade provisions	(164)	(260)	N.M.
Other operating expenses	(60,392)	(51,865)	9.0
Total operating expenses	(488,596)	(404,506)	4.1

Operating profit	27,753	15,625	(26.1)

Finance income	6,263	1,501	(67.4)
Finance costs	(20,536)	(17,858)	10.5
Change in fair value of financial instruments	13,023	482	(96.2)
Net foreign exchange gain/(loss)	(363)	(3,548)	N.M.

Net finance expense	(1,613)	(19,423)	N.M.

Profit/(loss) before tax	26,140	(3,798)	(116.9)

Income tax expense	(5,626)	(962)	(75.0)

Profit/(loss) for the period	20,514	(4,760)	(125.9)

Basic result per share (in U.S. dollars) (*)	0.28	(0.06)	(125.9)

(*) The basic result per share, for the period presented in the table above, were calculated based on the number of ordinary shares of 73,751,131 as of March 31, 2016. For the period ended March 31, 2015 the number of ordinary shares was 73,619,511.

Consolidated Statements of Cash Flow for the Three Months Ended March 31, 2015 and 2016
(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	For the three months ended March 31,
	2015	2016
	(unaudited)
Operating activities
Profit/(loss) before tax	26,140	(3,798)
Adjustments to profit/(loss):
Amortization and depreciation	27,941	21,651
Impairment allowances	164	260
Change in provisions	814	1,831
Grants released to income	(117)	(78)
(Gains)/losses on disposal of fixed assets	409	(123)
Finance income	(6,263)	(1,501)
Finance costs	20,536	17,858
Net foreign exchange differences	(12,660)	3,548
Change in fair value of financial instruments	1,462	(482)
Own work capitalized	-	(4)
Other gains	-	(329)
	32,286	42,631

Changes in working capital:
Changes in trade and other receivables	(51,694)	(40,091)
Changes in trade and other payables	(10,029)	19,991
Changes in other assets/(payables)	(9,522)	(17,917)
	(71,245)	(38,017)

Other cash flow from operating activities
Interest paid	(14,043)	(14,674)
Interest received	7,734	254
Income tax paid	(4,522)	(6,521)
Other payments	(6,244)	(2,741)
	(17,075)	(23,682)
Net cash flow from/(used in) operating activities	(29,894)	(22,866)
Investment activities
Payments for acquisition of intangible assets	-	(5,228)
Payments for acquisition of property, plant and equipment	(9,081)	(13,860)
Disposals of intangible assets	-	18
Disposals of property, plant and equipment	414	6
Disposals of financial instruments	11,689	-
Net cash flow provided by/(used in) investment activities	3,022	(19,064)
Financing activities
Proceeds from borrowing from third parties	8,933	-
Repayment of borrowing from third parties	-	(1,863)
Net cash flow provided by/(used in) financing activities	8,933	(1,863)

Net increase/(decrease) in cash and cash equivalents	(17,939)	(43,793)

Exchange differences	(16,522)	8,400
Cash and cash equivalents at beginning of period	211,440	184,020

Cash and cash equivalents at end of period	176,979	148,627
Cash and cash equivalents and short-term financial investments at end of the period	192,008	148,627

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended March 31,
($ in millions)	2015	2016
	(unaudited)

Profit/(loss) for the period	20.5	(4.8)
Net finance expense	1.6	19.4
Income tax expense	5.6	1.0
Depreciation and amortization	28.0	21.7
EBITDA (non-GAAP)	55.7	37.3
Acquisition and integration related costs (a)	0.1	-
Restructuring costs (b)	1.0	6.2
Site relocation costs (c)	0.4	5.7
Financing and IPO fees (d)	0.3	-
Asset impairments and Other (e)	0.8	(0.4)
Total non-recurring items	2.6	11.5
Adjusted EBITDA (non-GAAP)	58.3	48.8

(a)     Acquisition and integration related costs incurred for the three months ended March 31, 2015 are costs associated primarily with financial and operational improvements related to SAP IT transformation project cost.

(b)     Restructuring costs incurred during the three months ended March 31, 2015 and 2016 primarily included a number of restructuring activities and other personnel costs that are not related to our core result of operations. Of the $1.0 million costs incurred for the three months ended March 31, 2015, $0.5 million are related to restructuring in Spain to adapt the organization to lower levels of activity and minor restructurings in Chile and Mexico, totaling $0.5 million. Restructuring costs for the three months ended March 31, 2016, primarily relates to costs to adapt the organization in EMEA to lower levels of activity, and severance costs in Brazil.

(c)     Site relocation costs incurred for the three months ended March 31, 2015 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to achieve efficiencies through rental cost reduction and attrition and absenteeism improvement. Site relocation costs incurred for the three months ended March 31, 2016 are related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 and tier 3 cities.

(d)     Financing and IPO fees for the three months ended March 31, 2015 relate to remaining costs in connection with the IPO process.

(e)     Asset impairments and other costs for the three months ended March 31, 2015 refers mainly to the consultancy costs related to the sale of Czech Republic operation and some processes related to our headquarters relocation. Asset impairments and other costs incurred for the three months ended March 31, 2016 primarily relates to the collection in EMEA of receivables that has previously been impaired.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended March 31,
($ in millions, except percentage changes)	2015	2016
	(unaudited)
Profit/(loss) attributable to equity holders of the parent	20.5	(4.8)
Acquisition and integration related costs (a)	0.1	-
Amortization of acquisition related intangible assets (b)	7.7	5.4
Restructuring costs (c)	1.0	6.2
Site relocation costs (d)	0.4	5.7
Financing and IPO fees (e)	0.3	-
Asset impairments and Other (f)	0.8	(0.4)
Net foreign exchange gain on financial instruments (g)	(13.0)	(0.5)
Net foreign exchange impacts (h)	0.4	3.5
Tax effect (i)	(2.9)	(5.3)
Total of add-backs	(5.2)	14.6
Adjusted Earnings (non-GAAP) (unaudited)	15.3	9.8
Adjusted basic Earnings per share (in U.S. dollars) (unaudited) (*)	0.21	0.13

(a)     Acquisition and integration related costs incurred for the three months ended March 31, 2015 are costs associated primarily with financial and operational improvements related to SAP IT transformation project cost.

(b)     Amortization of acquisition related intangible assets represents the amortization expense of intangible assets resulting from the acquisition and has been adjusted to eliminate the impact of the amortization arising from the acquisition which is not in the ordinary course of our daily operations, and also distorts comparison with peers and our results for prior periods. Such intangible assets primarily include contractual relationships with customers, for which the useful life has been estimated at primarily nine years.

(c)     Restructuring costs incurred during the three months ended March 31, 2015 and 2016 primarily included a number of restructuring activities and other personnel costs that are not related to our core result of operations. Of the $1.0 million costs incurred for the three months ended March 31, 2015, $0.5 million are related to restructuring in Spain to adapt the organization to lower levels of activity and minor restructurings in Chile and Mexico, totaling $0.5 million. Restructuring costs for the three months ended March 31, 2016, primarily relates to costs to adapt the organization in EMEA to lower levels of activity, and severance costs in Brazil.

(d)     Site relocation costs incurred for the three months ended March 31, 2015 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to achieve efficiencies through rental cost reduction and attrition and absenteeism improvement. Site relocation costs incurred for the three months ended March 31, 2016 are related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 and tier 3 cities.

(e)     Financing and IPO fees for the three months ended March 31, 2015 relate to remaining costs in connection with the IPO process.

(f)      Asset impairments and other costs for the three months ended March 31, 2015 refers mainly to the consultancy costs related to the sale of Czech Republic operation and some processes related to our headquarters relocation. Asset impairments and other costs incurred for the three months ended March 31, 2016 primarily relates to the collection in EMEA of receivables that has previously been impaired.

(g)     As of 2015, management analyzes the Company financial condition performance excluding net foreign exchange financial instruments which eliminates the volatility related to the gain or loss of the ineffective portion of the hedge instruments. For the three months ended March 31, 2015 an amount of $13.0 million was reversed from equity to profit/(loss) in the consequence of the company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as hedging items.

(h)     As of 2015, management analyzes the Company financial condition performance excluding net foreign exchange impacts, which eliminates the volatility to foreign exchange variances from our operational results.

(i)       The tax effect represents the tax impact of the total adjustments based on tax rate of 31.4% for the period from January 1, 2016 to March 31, 2016 and 28.2% for the period from January 1, 2015 to March 31, 2015.

(*)    The Adjusted Earnings per share, for the period presented in the table above, was calculated considering the number of ordinary shares of 73,751,131 (weighted average number of ordinary shares) as of March 31, 2016. For the period ended March 31, 2015 the number of ordinary shares was 73,619,511.

Adjusted Earnings in Consolidated Income Statements

For the purpose of best presentation of Adjusted Earnings, the adjustments disclosed at “Reconciliation of Adjusted Earnings to profit/(loss)” on page 11 of this Interim Report  were allocated to the correspondent lines of Consolidated Income Statements for the three months ended March 31, 2016 and 2015:

($ in millions, except percentage changes)	For the three months ended March 31,
	2015	Allocation (a)	2015 Adjusted	2016	Allocation (a)	2016 Adjusted	Change (%)	Change excluding FX (%)
	(unaudited)
Revenue	515.9	-	515.9	419.4	-	419.4	(18.7)	2.5
Other operating income	0.5	-	0.5	0.8	-	0.8	60.0	100.0
Operating expenses:
Supplies	(19.7)	-	(19.7)	(15.2)	-	(15.2)	(22.8)	(0.7)
Employee benefit expenses (b)	(380.4)	1.0	(379.4)	(315.5)	6.2	(309.3)	(18.5)	2.4
Depreciation	(14.0)	-	(14.0)	(10.9)	-	(10.9)	(22.1)	(1.8)
Amortization (c)	(14.0)	7.7	(6.3)	(10.8)	5.4	(5.4)	(14.3)	1.9
Changes in trade provisions	(0.2)	-	(0.2)	(0.3)	-	(0.3)	50.0	N.M.
Other operating expenses (d)	(60.4)	1.6	(58.8)	(51.9)	5.3	(46.6)	(20.7)	1.3
Total operating expenses	(488.7)	10.3	(478.4)	(404.6)	16.9	(387.7)	(19.0)	2.1
Operating profit	27.7	10.3	38.0	15.6	16.9	32.5	(14.5)	9.4
Finance income	6.3	-	6.3	1.5	-	1.5	(76.2)	(67.4)
Finance costs	(20.5)	-	(20.5)	(17.9)	-	(17.9)	(12.7)	10.5
Change in fair value of financial instruments (e)	13.0	(13.0)	-	0.5	(0.5)	-	N.M.	N.M.
Net foreign exchange gain/(loss) (f)	(0.4)	0.4	-	(3.5)	3.5	-	N.M.	N.M.
Net finance expense	(1.6)	(12.6)	(14.2)	(19.4)	3.0	(16.4)	15.5	41.4
Profit/(loss) before tax	26.1	(2.3)	23.8	(3.8)	19.9	16.1	(32.4)	(11.0)
Income tax expense (g)	(5.6)	(2.9)	(8.5)	(1.0)	(5.3)	(6.3)	(25.9)	(3.1)
Profit/(loss) for the period	20.5	(5.2)	15.3	(4.8)	14.6	9.8	(35.9)	(16.2)

Basic result per share	0.28		0.21	(0.06)		0.13	(38.1)	(18.8)

N.M. means not meaningful

Adjusted Earnings footnotes reference:

(a)     Allocation of adjustments from the “Reconciliation of Adjusted Earnings to profit/(loss)” disclosed in page 11 of this Interim Report.

(b)     “Employee benefit expenses” adjustment is disclosed on footnote (c) “Restructuring costs”.

(c)     “Amortization” adjustment is related to footnote (b) “Amortization of acquisition related intangible assets”.

(d)     “Other operating expenses” adjustment includes adjustments detailed in footnotes (a) “Acquisition and integration related costs”, (d) “Site relocation costs”, (e) “IPO fees” and (f) “Asset impairments and Other”.

(e)      “Change in fair value of financial instruments” adjustment refer to footnote (g) “Net foreign exchange gain on financial instruments”.

(f)     “Net foreign exchange gain/(loss)” adjustment refer to footnote (h) “Net foreign exchange impacts”.

(g)     “Income tax expense” adjustment is related to footnote (i) “Tax effect”.

Financing Arrangements

Certain debt agreements contain financial ratios as an instrument to monitor the Company´s financial condition and as preconditions to some transactions (e.g. new debts, permitted payments). The following is a brief description of the financial ratios.

1.       Gross Leverage Ratio (applies to Atento S.A.) – measure the level of gross debt to EBITDA, as defined in the debt agreements. The contractual ratio indicates that the gross debt should not surpass 2.75 times the EBITDA for the last twelve months. As of March 31, 2016, the current ratio was 2.49.

2.       Fixed Charge Coverage Ratio (applies to Restricted Group) – measure the Company’s ability to pay interest expenses and dividends (fixed charge) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of March 31, 2016, the current ratio was 3.8.

3.       Net Debt Brazilian Leverage Ratio (applies only to Brazil) – measures the level of net debt (gross debt, less cash, cash equivalents and short-term investments) to EBITDA – all of the financial terms as defined in the Debenture indenture. The contractual ratio indicates that Brazil net debt should not surpass 2.5 times the Brazilian EBITDA. As of March 31, 2016, the current ratio was 1.8. This is the only ratio considered as a financial covenant.

The Company monitors regularly all financial ratios under the debt agreements. As of March 31, 2016, we were in compliance with the terms of our covenants.

	As of March 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2015	2016
	(unaudited)
Cash and cash equivalents	177.0	148.6
Short term financial investments	15.0	-
Debt:
7.375% Senior Secured Notes due 2020	295.1	296.6
Brazilian Debentures	211.5	192.3
Contingent Value Instrument	36.1	23.9
Finance Lease Payables	8.7	4.2
Other Borrowings	60.4	80.0
Total Debt	611.8	597.0
Net Debt with third parties (1) (unaudited)	419.8	448.4
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	301.8	240.7
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.4x	1.9x

(1)     In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents, and short-term financial investments. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(2)     Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site-relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 6-K providing quarterly information contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, relating to our operations, expected financial position, results of operation, and other business matters that are based on our current expectations, assumptions, and projections with respect to the future, and are not a guarantee of performance. In this Interim Report, when we use words such as “may,” “believe,” “plan,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “would,” “could,” “target,” or similar expressions, or when we discuss our strategy, plans, goals, initiatives, or objectives, we are making forward-looking statements.

We caution you not to rely unduly on any forward-looking statements. Actual results may differ materially from what is expressed in the forward-looking statements, and you should review and consider carefully the risks, uncertainties and other factors that affect our business and may cause such differences.

The forward-looking statements are based on information available as of the date that this Form 6-K furnished with the United States Securities and Exchange Commission (“SEC”) and we undertake no obligation to update them. They are based on numerous assumptions and developments that are not within our control. Although we believe these forward-looking statements are reasonable, we cannot assure you they will turn out to be correct.

For additional detail see the sections entitled “Risk Factors” and Cautionary Statements with respect to “Forward-looking Statements” in our Annual Form 20-F (the “20-F”).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations is based upon and should be read in conjunction with the interim consolidated financial statements and the related notes included herein. The interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this Interim Report, particularly under “Cautionary Statement with respect to Forward Looking Statements” and the section entitled “Risk Factors” in the Form 20-F.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America (“LatAm”) and Spain, and among the third largest provider by revenue globally. Atento’s tailored CRM BPO solutions are designed to enable our client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, each solution customized for the individual client’s needs.

We offer a comprehensive portfolio of customizable, and scalable, solutions including front and back-end services ranging from sales, applications-processing, customer care and credit-management. We leverage our deep industry knowledge and capabilities to provide industry-leading solutions to our clients. We provide our solutions to over 400 clients via over 157,000 highly engaged customer care specialists facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing client’s transactions, and industry expertise to our client’s customer care operations, which allow us to provide higher-quality and lower cost customer care services than our clients could deliver on their own.

Our number of workstations increased from 89,099 as of March 31, 2015 to 90,312 as of March 31, 2016. Since we lease all of our call center facilities (it means, buildings and related equipment), which increases our operating expenses and does not result in a depreciation expense (except for IT infra that is supported by Atento and depreciated), our EBITDA performance has historically differed from competitors who own their buildings and equipment, as related financings have generally resulted in higher depreciation expenses for those competitors and have increased such competitors EBITDA.

As a part of our strategy to improve cost and efficiencies we continued to migrate a portion of our call centers from Tier 1 to Tier 2 cities. These cities, which tend to be smaller lower cost locations, allow us to optimize our lease expenses and reduce labor costs.  By being a preferred employer we are able to then draw from new and larger pools of talent and reduce turnover and absenteeism. We have completed many successful site transfers in Brazil, Colombia and Argentina. In Brazil, for example, the percentage of total workstations located in tier 2 cities increased 5.8 percentage points, from 56.0% for the three months ended March 31, 2015 to 61.8% for the three months ended March 31, 2016, due to the new sites opened outside Sao Paulo and Rio de Janeiro. As demand for our services and solutions grows, and their complexity continues to increase, we have opportunities to evaluate and adjust our site footprint even further to create the most competitive combination of quality and cost effectiveness for our customers.

The following table shows the number of delivery centers and workstations in each of the jurisdictions in which we operated as of March 31, 2015 and 2016:

	Number of Workstations		Number of Service Delivery Centers (1)
	2015	2016	2015	2016
	(unaudited)
Brazil	48,047	47,053	33	33
Americas	33,549	36,576	46	51
Argentina (2)	3,705	3,666	11	11
Central America (3)	2,560	2,592	5	5
Chile	2,402	2,742	2	3
Colombia	5,479	7,335	7	9
Mexico	9,590	9,870	15	16
Peru	8,593	9,061	3	4
United States (4)	1,220	1,310	3	3
EMEA	7,503	6,683	19	16
Morocco	2,046	1,076	4	2
Spain	5,457	5,607	15	14
Total	89,099	90,312	98	100

(1)     Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2)     Includes Uruguay.

(3)     Includes Guatemala and El Salvador.

(4)     Includes Puerto Rico.

For the three months ended March 31, 2016, revenue generated from our fifteen largest client groups represented 81.4% of our revenue as compared to 80.0% in the same period in prior year. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups represented, in aggregate, 38.3% of our revenue for the three months ended March 31, 2016 as compared to 35.6% of our revenue in the same period in prior year.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. For the three months ended March 31, 2016, CRM BPO solutions and individuals services comprised approximately 22.6% and 77.4% of our revenue, respectively. For the same period in 2015, CRM BPO solutions and individuals services comprised approximately 23.8% and 76.2% of our revenue, respectively.

During the three months ended March 31, 2016, telecommunications represented 48.9% of our revenue and financial services represented 34.7% of our revenue, compared to 44.5% and 34.4%, respectively, for the same period in 2015. Additionally, during the three months ended March 31, 2015 and 2016 sales by service were:

	For the three months ended March 31,
	2015	2016

Customer Service	48.7%	49.6%
Sales	18.2%	16.4%
Collection	10.0%	10.2%
Back Office	9.1%	10.5%
Technical Support	10.7%	9.6%
Others	3.3%	3.7%
Total	100.0%	100.0%

We operate in 14 countries worldwide and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the three months ended March 31, 2016, Brazil accounted for 43.5% of our revenue, Americas accounted for 42.3% of our revenue and EMEA accounted for 14.3% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Consolidated Income Statements for the Three Months Ended March 31, 2015 and 2016

($ in millions, except percentage changes)	For the three months ended March 31,		Change	Change excluding
	2015	2016	(%)	FX (%)
	(unaudited)
Revenue	515.9	419.4	(18.7)	2.5
Other operating income	0.5	0.8	60.0	100.0
Operating expenses:
Supplies	(19.7)	(15.2)	(22.8)	(0.7)
Employee benefit expenses	(380.4)	(315.5)	(17.1)	4.1
Depreciation	(14.0)	(10.9)	(22.1)	(1.8)
Amortization	(14.0)	(10.8)	(22.9)	(5.3)
Changes in trade provisions	(0.2)	(0.3)	50.0	N.M.
Other operating expenses	(60.4)	(51.9)	(14.1)	9.0
Total operating expenses	(488.7)	(404.6)	(17.2)	4.1
Operating profit	27.7	15.6	(43.7)	(26.1)
Finance income	6.3	1.5	(76.2)	(67.4)
Finance costs	(20.5)	(17.9)	(12.7)	10.5
Change in fair value of financial instruments	13.0	0.5	(96.2)	(96.2)
Net foreign exchange gain/(loss)	(0.4)	(3.5)	N.M.	N.M.
Net finance expense	(1.6)	(19.4)	N.M.	N.M.
Profit/(loss) before tax	26.1	(3.8)	(114.6)	(116.9)
Income tax expense	(5.6)	(1.0)	(82.1)	(75.0)
Profit/(loss) for the period	20.5	(4.8)	(123.4)	(125.9)
Other financial data:
EBITDA (1) (unaudited)	55.7	37.3	(33.0)	(14.6)
Total non-recurring items	2.6	11.5	N.M.	N.M.
Adjusted EBITDA (1) (unaudited)	58.3	48.8	(16.3)	5.6

(1) For reconciliation with IFRS as issued by IASB, see section "Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" as above.
N.M. means not meaningful

Consolidated Income Statements by Segment for the Three Months Ended March 31, 2015 and 2016

($ in millions, except percentage changes)	For the three months ended March 31,		Change	Change excluding
	2015	2016	(%)	FX (%)
	(unaudited)
Revenue:
Brazil	264.1	182.5	(30.9)	(5.6)
Americas	187.4	177.3	(5.4)	16.0
EMEA	64.8	60.0	(7.4)	(5.4)
Other and eliminations (1)	(0.4)	(0.4)	-	-
Total revenue	515.9	419.4	(18.7)	2.5
Operating expenses:
Brazil	(247.1)	(175.4)	(29.0)	(2.8)
Americas	(175.1)	(163.1)	(6.9)	14.0
EMEA	(64.8)	(64.1)	(1.1)	1.3
Other and eliminations (1)	(1.7)	(2.0)	17.6	25.0
Total operating expenses.	(488.7)	(404.6)	(17.2)	4.1
Operating profit/(loss):
Brazil	17.2	7.2	(58.1)	(44.6)
Americas	12.5	14.5	16.0	48.0
EMEA	0.1	(3.6)	N.M.	N.M.
Other and eliminations (1)	(2.1)	(2.5)	19.0	31.6
Total operating profit	27.7	15.6	(43.7)	(26.1)
Net finance expense:
Brazil	(5.1)	(8.3)	62.7	130.6
Americas	(8.9)	(3.0)	(66.3)	(61.5)
EMEA	(2.1)	(3.0)	42.9	42.9
Other and eliminations (1)	14.5	(5.1)	(135.2)	(134.2)
Total net finance expense	(1.6)	(19.4)	N.M.	N.M.
Income tax benefit/(expense):
Brazil	(4.6)	1.2	(126.1)	(134.3)
Americas	(5.2)	(5.1)	(1.9)	15.9
EMEA	0.6	1.6	N.M.	N.M.
Other and eliminations (1)	3.6	1.3	(63.9)	(60.6)
Total income tax expense	(5.6)	(1.0)	(82.1)	(75.0)
Profit/(loss) for the period:
Brazil.	7.5	-	(100.0)	(100.0)
Americas	(1.6)	6.4	N.M.	N.M.
EMEA	(1.4)	(5.0)	N.M.	N.M.
Other and eliminations (1)	16.0	(6.2)	(138.8)	(138.5)
Profit/(loss) for the period	20.5	(4.8)	(123.4)	(125.9)
Other financial data:
EBITDA (2):
Brazil	31.2	18.1	(42.0)	(22.6)
Americas	22.7	22.6	(0.4)	22.8
EMEA	3.5	(1.1)	(131.4)	(131.4)
Other and eliminations (1)	(1.7)	(2.3)	35.3	43.8
Total EBITDA (unaudited)	55.7	37.3	(33.0)	(14.6)
Adjusted EBITDA (2):
Brazil	31.7	24.9	(21.5)	4.6
Americas	23.4	23.4	-	23.2
EMEA	4.0	2.7	(32.5)	(32.5)
Other and eliminations (1)	(0.8)	(2.2)	N.M.	N.M.
Total Adjusted EBITDA (unaudited)	58.3	48.8	(16.3)	5.6
(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.
(2) For reconciliation with IFRS as issued by IASB, see section "Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" as above.
N.M. means not meaningful

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2016

Revenue

Revenue decreased by $96.5 million, or 18.7%, from $515.9 million for the three months ended March 31, 2015 to $419.4 million for the three months ended March 31, 2016. Excluding the impacts of foreign exchange, revenue increased by 2.5% driven by strong performance in Americas with both Telefónica and non-Telefónica clients, offsetting declines in Brazil and EMEA. Revenue in Americas, increased by $24.5 million, or 16.0% excluding the impact of foreign exchange.

Revenue from Telefónica, excluding the impact of foreign exchange, decreased by 1.8%, due to lower volumes in Brazil and EMEA that were only partially offset by 14.0% increase in Americas.

Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 6.1% mainly due to strong double-digit growth in Americas and Brazil. Our diversification strategy continue on track, with significant growth due to new client wins in Financial sector and other industries like retail and utilities. Brazil, Mexico, Colombia, Peru, Chile and off shore business from the United States were the main countries driving this revenue increase. As of the three months ended March 31, 2016, revenue from non-Telefónica clients equaled 56.3% of total revenue, compared to 55.0% for the three months ended March 31, 2015, an increase of 1.3 percentage points.

The following chart sets forth a breakdown of revenue based on geographical region for the three months ended March 31, 2015 and 2016 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the three months ended March 31,
($ in millions, except percentage changes)	2015	(%)	2016	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	264.1	51.2	182.5	43.5	(30.9)	(5.6)
Americas	187.4	36.3	177.3	42.3	(5.4)	16.0
EMEA	64.8	12.6	60.0	14.3	(7.4)	(5.4)
Other and eliminations (1)	(0.4)	(0.1)	(0.4)	(0.1)	-	-
Total	515.9	100.0	419.4	100.0	(18.7)	2.5

(1)     Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the three months ended March 31, 2015 and 2016 was $264.1 million and $182.5 million, respectively. Revenue decreased in Brazil by $81.6 million, or 30.9%. Excluding the impact of foreign exchange, revenue decreased by 5.6%. Excluding the impact of foreign exchange, revenue from Telefónica decreased 16.5%, principally due to lower volumes. Revenue from non-Telefónica clients, excluding the impact of foreign exchange, increased 1.3%, mainly due to volume from new clients and an increase in penetration of higher value added solutions with existing clients, mainly in the financial services sector.

Americas

Revenue in Americas for the three months ended March 31, 2015 and 2016 was $187.4 million and $177.3 million, respectively, a decrease of $10.1 million, or 5.4%. Excluding the impact of foreign exchange, revenue increased by 16.0%. Excluding the impact of foreign exchange, revenue from Telefónica increased 14.0%, with double-digit growth in Peru and Argentina and single-digit growth in Mexico. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 17.9% driven by revenue from new clients and an increase in share of wallet with existing clients in all markets, particularly Mexico, Colombia, Peru, Chile and nearshore business in United States.

EMEA

Revenue in EMEA for the three months ended March 31, 2015 and 2016 was $64.8 million and $60.0 million, respectively, a decrease of $4.8 million, or 7.4%. Excluding the impact of foreign exchange, revenue decreased by 5.4%. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 3.1% primarily due to declines in volume. Excluding the impact of foreign exchange, revenue from non-Telefónica clients decreased 8.9%, mainly due to our decision to exit lower profit contracts in Public Administration, as well as volume declines in multisector.

Other operating income

Other operating income increased by $0.3 million from $0.5 million for the three months ended March 31, 2015 to $0.8 million, for the three months ended March 31, 2016.

Total operating expenses

Total operating expenses decreased by $84.1 million, or 17.2%, from $488.7 million for the three months ended March 31, 2015 to $404.6 million for the three months ended March 31, 2016. This decrease was mainly due to the impact of foreign exchange. Excluding the impact of foreign exchange, operating expenses increased by 4.1%. As a percentage of revenue, operating expenses represented 94.7% and 96.5% for the three months ended March 31, 2015 and 2016, respectively. This increase was mainly due to increases in Selling, General & Administrative Expense and non-recurring costs. These changes were mainly due the following items:

Supplies: Supplies decreased by $4.5 million, or 22.8%, from $19.7 million for the three months ended March 31, 2015 to $15.2 million for the three months ended March 31, 2016. Excluding the impact of foreign exchange, supplies expense decreased by 0.7% due to reductions in Brazil. As a percentage of revenue, supplies represent 3.8% and 3.6% for the three months ended March 31, 2015 and 2016, respectively.

Employee benefit expenses: Employee benefit expenses decreased by $64.9 million, or 17.1%, from $380.4 million for the three months ended March 31, 2015 to $315.5 million for the three months ended March 31, 2016. Excluding the impact of foreign exchange, employee benefit expenses increased by 4.1%. As a percentage of the revenue, employee benefit expenses represented 73.7% and 75.2% for the three months ended March 31, 2015 and 2016, respectively. This increase in the percentage over revenue is due to restructuring costs in Spain and Brazil to align the labor force with new volumes levels, partially offset by the timing of wage increases in Brazil.

 Depreciation and amortization: Depreciation and amortization expense decreased by $6.3 million, or 22.5%, from $28.0 million for the three months ended March 31, 2015 to $21.7 million for the three months ended March 31, 2016. Excluding the impact of foreign exchange, depreciation and amortization expense decreased by 3.6%, mainly due to an adjustment to amortization in EMEA.

Changes in trade provisions: Changes in trade provisions changed by $0.1 million, from negative figure of $0.2 million for the three months ended March 31, 2015 to negative figure of $0.3 million for the three months ended March 31, 2016. This variation was principally due to the collection during the three month ended December 31, 2014 of some receivables that had previously been impaired, and receivables accounted as bad debt mainly in Brazil during the three months ended December 31, 2015. As a percentage of revenue, changes in trade provisions constituted less than 0.1% for the three months ended March 31, 2015 and 0.1% for the three months ended March 31, 2016.

Other operating expenses: Other operating expenses decreased by $8.5 million, or 14.1%, from $60.4 million for the three months ended March 31, 2015 to $51.9 million for the three months ended March 31, 2016. Excluding the impact of foreign exchange, other operating expenses increased 9.0%. As a percentage of revenue, other operating expenses were 11.7% and 12.4% for the three months ended March 31, 2015 and 2016, respectively. The increase is due to non-recurring site relocation expenses in Brazil.

Brazil

 Total operating expenses in Brazil decreased by $71.7 million, or 29.0%, from $247.1 million for the three months ended March 31, 2015 to $175.4 million for the three months ended March 31, 2016. Excluding the impact of foreign exchange, operating expenses in Brazil decreased by 2.8%. As a percentage of revenue increased from 93.3% to 96.1%, for the three months ended March 31, 2015 and 2016, respectively excluding the impact of foreign exchange. This increase was due to non-recurring restructuring costs to align the labor force with current volume levels, the relocation of sites to lower cost areas, and partially offset by timing of wage increases.

Americas

Total operating expenses in the Americas decreased by $12.0 million, or 6.9%, from $175.1 million for the three months ended March 31, 2015 to $163.1 million for the three months ended March 31, 2016. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 14.0%. As a percentage of revenue decreased from 93.7% to 92.0%, for the three months ended March 31, 2015 and the three months ended March 31, 2016, respectively, excluding the impact of foreign exchange. This decrease was due to improvements in cost management.

EMEA

Total operating expenses in EMEA decreased by $0.7 million, or 1.1%, from $64.8 million for the three months ended March 31, 2015 to $64.1 million for the three months ended March 31, 2016. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 1.3%. As a percentage of revenue increased from 99.8% to 106.8%, mainly driven by non-recurring restructuring costs in Spain.

Operating profit

Operating profit decreased by $12.1 million, from $27.7 million for the three months ended March 31, 2015 to $15.6 million for the three months ended March 31, 2016. Excluding the impact of foreign exchange, operating profit decreased $5.5 million. Operating profit margin decreased from 5.4% for the three months ended March 31, 2015 to 3.7% for the three months ended March 31, 2016. The decrease is mainly lower than expected revenue and non-recurring restructuring expenses and site relocations in Brazil and EMEA, partially offset by the timing of wage increases in Brazil.

Brazil

Operating profit in Brazil decreased by $10.0 million, or 58.1%, from $17.2 million for the three months ended March 31, 2015 to $7.2 million for the three months ended March 31, 2016. Excluding the impact of foreign exchange, operating profit decreased by 44.6%. Operating profit margin in Brazil decreased from 6.7% for the three months ended March 31, 2015 to 3.9% for the three months ended March 31, 2016, excluding the impact of foreign exchange. The decrease in operating profit was due to the declines in revenue as well as the increase non-recurring restructuring costs to align with lower volumes, and site relocation costs. This decline was only partially offset by the timing of wage increases.

Americas

Operating profit in the Americas increased by $2.0 million, or 16.0%, from $12.5 million for the three months ended March 31, 2015 to $14.5 million for the three months ended March 31, 2016. Excluding the impact of foreign exchange, operating profit increased by 48.0%. Operating profit margin increased by 6.4% during the three months ended March 31, 2015 to 8.2% for the three months ended March 31, 2016. The increase in profitability was due to the strong growth in revenue and improved operating expenses.

EMEA

Operating profit in EMEA decreased by $3.7 million, from $0.1 million for the three months ended March 31, 2015 to a negative $3.6 million for the three months ended March 31, 2016. Excluding the impact of foreign exchange operating profit margin decreased from a positive margin of 0.2% to a negative margin of 6.0% for the three months ended March 31, 2015 and 2016, respectively. The decrease in operating profit was mainly driven by the decline in revenue and non-recurring restructuring costs to adapt to lower volumes.

Finance income

Finance income decreased by $4.8 million, from a positive $6.3 million for the three months ended March 31, 2015 to $1.5 million for the three months ended March 31, 2016. Excluding the impact of foreign exchange, finance income decreased by 67.4% during the three months ended March 31, 2016. The decrease in finance income was mainly related to a foreign exchange gain on an investment denominated in United States dollar from the Brazilian subsidiary during the three months ended March 31, 2015.

Finance costs

Finance costs decreased by $2.6 million, or 12.7%, from $20.5 million for the three months ended March 31, 2015 to $17.9 million for the three months ended March 31, 2016. The decrease in finance costs was mainly due to the devaluation of the Brazilian Reais. Excluding the impact of foreign exchange, finance costs increased by 10.5% during the three months ended March 31, 2016.

Change in fair value of financial instruments

Change in fair value of financial instruments decreased by $12.5 million, from $13.0 million for the three months ended March 31, 2015 to $0.5 million for the three months ended March 31, 2016. This decrease was mainly related with the implementation of hedge accounting, with the recognition of cumulative fair value gains of financial instruments in first quarter of 2015.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) changed by $3.1 million, from a loss of $0.4 million for the three months ended March 31, 2015 to a loss of $3.5 million for the three months ended March 31, 2016. This loss was mainly due to intercompany-balances and therefore has no effect on cash.

Income tax expense

Income tax expense for the three months ended March 31, 2015 and 2016 was $5.6 million and $1.0 million, respectively. This decrease was mainly due to the pre-tax loss in the March 31, 2016. The $1.0 million of income tax in the quarter was due to positive net income generate subsidiaries.

Profit/(loss) for the period

Profit/(loss) for three months ended March 31, 2015 and 2016 was a gain of $20.5 million and a loss of $4.8 million, respectively, as a result of the items disclosed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $18.4 million, or 33.0%, from $55.7 million for the three months ended March 31, 2015 to $37.3 million for the three months ended March 31, 2016. Adjusted EBITDA decreased by $9.5 million, or 16.3% from $58.3 million for the three months ended March 31, 2015 to $48.8 million for the three months ended March 31, 2016. The difference between EBITDA and Adjusted EBITDA is due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. See “Selected Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA decreased by 14.6% mostly due to the non-recurring restructuring costs to align with lower volume levels and site relocation costs Adjusted EBITDA increased 5.6% mainly due to the timing of wage increases in Brazil, cost efficiencies and growth in revenue.

Brazil

EBITDA in Brazil decreased by $13.1 million, or 42.0%, from $31.2 million for the three months ended March 31, 2015 to $18.1 million for the three months ended March 31, 2016. Adjusted EBITDA decreased by $6.8 million, or 21.5%, from $31.7 million for the three months ended March 31, 2015 to $24.9 million for the three months ended March 31, 2016.

Excluding the impact of foreign exchange, EBITDA decreased 22.6% and Adjusted EBITDA increased 4.6%. The difference between EBITDA and Adjusted EBITDA relates to the exclusion of non-recurring costs. During the three months ended March 31, 2016 non-recurring costs were impacted by the costs of labor force optimization to current or expected adjustments in activity levels, and site closures in connection with our site relocation program.

Americas

EBITDA in the Americas decreased by $0.1 million, or 0.4%, from $22.7 million for the three months ended March 31, 2015 to $22.6 million for the three months ended March 31, 2016. Adjusted EBITDA was $23.4 million, with no changes for the three months ended March 31, 2016.

Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased 22.8% and 23.2%, respectively, due to strong revenue growth in particular in Peru, Chile and Mexico. Adjusted EBITDA margin has increased 0.7 percentage points due to several cost rationalization in all markets.

EMEA

EBITDA in EMEA decreased by $4.6 million, from a gain of $3.5 million for the three months ended March 31, 2015 to a loss of $1.1 million for the three months ended March 31, 2016. Adjusted EBITDA in EMEA decreased by 32.5%, from $4.0 million for the three months ended March 31, 2015 to $2.7 million for the three months ended March 31, 2016. The difference between EBITDA and Adjusted EBITDA relates to the exclusion of non-recurring costs. During the three months ended March 31, 2016 non-recurring costs were impacted by labor force optimization to current or expected adjustments in activity levels. Adjusted EBITDA margin decreased 1.7 percentage points.

Liquidity and Capital Resources

As of March 31, 2016, our outstanding debt amounted to $597.0 million, which includes $296.6 million of our 7.375% Senior Secured Notes due 2020, $192.3 million equivalent amount of Brazilian Debentures, $79.9 million of financing provided by BNDES, $23.9 million of CVIs (Contingent Value Instrument), $4.2 million of finance lease payables and $0.1 million of other bank borrowings.

During the three months ended March 31, 2016, our cash flow used in operating activities totaled $22.9 million, which includes interest paid of $14.7 million. As such, our cash flow used in operating activities (before the payment of interest) was $8.2 million.

 Cash Flow

   As of March 31, 2016, we had cash and cash equivalents (net of any outstanding bank overdrafts) of approximately $148.6 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the three months ended March 31,
($ in millions)	2015	2016
	(unaudited)
Cash from/(used in) operating activities	(29.9)	(22.9)
Cash provided by/(used in) investment activities	3.0	(19.1)
Cash provided by/(used in) financing activities	8.9	(1.9)
Net increase/(decrease) in cash and cash equivalents	(17.9)	(43.8)
Effect of changes in exchanges rates	(16.5)	8.4

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2016

Cash From/(used in) Operating Activities

Cash used in operating activities was $22.9 million for the three months ended March 31, 2016 compared to cash provided by investment activities of $29.9 million for the three months ended March 31, 2015. The decrease in cash used in operating activities was mainly due to an improvement in working capital.

Cash Provided by/(used in) Investment Activities

Cash used in investment activities was $19.1 million for the three months ended March 31, 2016 compared to cash provided by investment activities of $3.0 million for the three months ended March 31, 2015. Cash used in investment activities for the three months ended March 31, 2016 was mainly related to capital expenditure.

Cash Provided by/(used in) Financing Activities

Cash used in financing activities was $1.9 million for the three months ended March 31, 2016 compared to cash provided by financing activities of $8.9 million for the three months ended March 31, 2015. Cash provided by financing activities for the three months ended March 31, 2015 includes the amount drawdown under the BNDES facility and cash used for three months ended March 31, 2016 includes contractual amortizations of BNDES facility.

Free Cash Flow

We use free cash flow to assess our liquidity and the cash flow generation of our operating subsidiaries. We define free cash flow as EBITDA less Working Capital movement, Capital expenditure, Income tax paid and Net interest for the period. We believe that free cash flow is useful to investors because it adjusts our EBITDA by investments made to grow and improve business operations.

Until the third quarter of 2015, the Company defined this measure as net cash flow from operating activities less cash payments for acquisition of property, plant, equipment and intangible assets for the period. In order to be aligned with financial performance index analyzed by management, the criteria of the calculation was improved this quarter. We present comparative amounts for the three months ended March 31, 2015 and 2016.

Free cash flow has limitations as an analytical tool. Free cash flow is not a measure defined by IFRS and should not be considered in isolation from, or as an alternative to, EBITDA or other measures as determined in accordance with IFRS. Additionally, free cash flow does not represent the residual cash flow available for discretionary expenditure as it does not incorporate certain cash payments, including payments made on finance lease obligations or cash payments for business acquisitions. Free cash flow is not necessarily comparable to similarly titled measures used by other companies.

	For the three months ended March 31,
($ in millions)	2015	2016
	(unaudited)
EBITDA (non-GAAP) (unaudited)	55.7	37.3
Changes in working capital	(71.2)	(38.0)
Payments for acquisition of property, plant, equipment and intangible assets	(9.1)	(19.1)
Disposals of property, plant, equipment and intangible assets	0.4	-
Income tax paid	(4.5)	(6.5)
Free cash flow before interest	(28.7)	(26.3)
Net interest	(6.3)	(14.4)
Free cash flow (non-GAAP) (unaudited)	(35.0)	(40.7)

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2016

Free cash flow decreased by $5.7 million from negative $35.0 million for the three months ended March 31, 2015 to negative $40.7 million for the three months ended March 31, 2016. The change in free cash flow was mostly driven by the decline in EBITDA and higher capital expenditure which were mostly offset by an improvement in working capital.

Finance leases
The Company holds the following assets under finance leases:

	As of March 31,
	2015	2016
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
Finance leases	(unaudited)
Plant and machinery	1.9	2.1
Furniture, tools and other tangible assets	6.3	3.0
Total	8.2	5.1

The present value of future finance lease payments is as follow:

	As of March 31,
	2015	2016
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
	(unaudited)
Up to 1 year	4.2	2.2
Between 1 and 5 years	4.5	2.0
Total	8.7	4.2

Capital Expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the three months ended March 31, 2015 and 2016.

	For the three months ended March 31,
	2015	2016
($ in millions)	(unaudited)

Brazil	30.7	4.4
Americas	14.2	1.0
EMEA	3.8	0.1
Other and eliminations	-	-
Total capital expenditure	48.7	5.5

The capital expenditure for the three months ended March 31, 2015 reflects the acquisition by Atento of the rights to use Microsoft Software for the amount of $39.6 million. This intangible asset has an useful life of 5 years. Refer to Note 7 of the interim consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Brazilian Lower House approved the bill 4330/04 on April 22, 2015 that intends to regulate outsourcing in Brazil and focuses on the technical specialization of hired companies. The bill provides protection to our business sector overall, but there are clauses that are cause for concern and which we will continue to monitor with respect to how we interact with our unions. In particular, if enacted, the bill could require that we be subject to the same rules and regulations as our unions, including salary and other benefits, which could be costly for us to comply with. The bill, now with the number 30/15, is currently in the Senate awaits the vote and analysis by its committees and consequently its approval. Due to the impeachment president process and the controversial nature of the bill, it is unclear how long it will take for the Senate to complete its analysis and schedule the vote. Another bill, 13.161/2015, was approved on September 2015 and came into force on December 01, 2015, raising the social security tax from 2% to 3% on gross revenue for the call center industry.

Atento s.a. AND SUBSIDIARIES

(Formerly Atento floatco s.a., and subsidiaries)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2015 and March 31, 2016
(In thousands of U.S. dollars, unless otherwise indicated)
ASSETS	Notes
		December 31,	March 31,
		2015	2016
		(audited)	(unaudited)

NON-CURRENT ASSETS		768,704	786,765

Intangible assets	7	226,260	245,961
Goodwill	7	124,007	128,093
Property, plant and equipment	7	191,678	178,938
Non-current financial assets		118,923	117,683
Trade and other receivables	9	5,539	5,727
Other taxes receivable		5,112	5,823
Other non-current financial assets	9	42,871	47,897
Derivative financial instruments	9	65,401	58,236
Deferred tax assets		107,836	116,090

CURRENT ASSETS		609,712	645,213

Trade and other receivables		424,923	495,696
Trade and other receivables	9	401,127	464,390
Current income tax receivable		13,966	19,374
Other taxes receivable		9,830	11,932
Other current financial assets		769	890
Other financial assets	9	769	890
Cash and cash equivalents	9	184,020	148,627

TOTAL ASSETS		1,378,416	1,431,978

The accompanying Notes 1 to 17 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2015 and March 31, 2016
(In thousands of U.S. dollars, unless otherwise indicated)

EQUITY AND LIABILITIES	Notes	December 31,	March 31,
		2015	2016
		(audited)	(unaudited)

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		397,791	409,449

Share capital	8	48	48
Net investment/Share premium	8	639,435	639,435
Retained earnings/(losses)	8	(53,663)	(58,423)
Translation differences		(209,224)	(187,023)
Cash flow hedge	8	18,629	12,728
Stock-based compensation	8	2,566	2,684
NON-CURRENT LIABILITIES		664,046	676,529

Deferred tax liabilities		56,062	55,610
Debt with third parties	10	535,277	548,757
Derivative financial instruments	10	684	275
Non-current provisions	11	55,020	59,802
Non-current non trade payables		16,002	11,009
Other non-current taxes payable		1,001	1,076
CURRENT LIABILITIES		316,579	346,000

Debt with third parties	10	40,289	48,263
Trade and other payables		264,848	286,851
Trade payables		78,681	98,856
Current income tax payable		6,614	9,505
Other current taxes payable		67,994	65,990
Other non trade payables		111,559	112,500
Current provisions	11	11,442	10,886

TOTAL EQUITY AND LIABILITIES		1,378,416	1,431,978

The accompanying Notes 1 to 17 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
INTERIM CONSOLIDATED INCOME STATEMENTS
For the three months ended March 31, 2015 and 2016
(In thousands of U.S. dollars, unless otherwise indicated)

		For the three months ended March 31,
	Notes	2015	2016
		(unaudited)

Revenue	6	515,897	419,352
Other operating income		452	775
Own work capitalized		-	4
Operating expenses:
Supplies		(19,715)	(15,206)
Employee benefit expenses		(380,384)	(315,524)
Depreciation		(13,979)	(10,897)
Amortization		(13,962)	(10,754)
Changes in trade provisions		(164)	(260)
Other operating expenses		(60,392)	(51,865)
OPERATING PROFIT		27,753	15,625

Finance income		6,263	1,501
Finance costs		(20,536)	(17,858)
Change in fair value of financial instruments		13,023	482
Net foreign exchange gain/(loss)		(363)	(3,548)

NET FINANCE EXPENSE		(1,613)	(19,423)

PROFIT/(LOSS) BEFORE TAX		26,140	(3,798)
Income tax expense	13	(5,626)	(962)
PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		20,514	(4,760)

Basic result per share (per U.S. dollars)	14	0.28	(0.06)
Diluted result per share (per U.S. dollars)	14	0.28	(0.06)

The accompanying Notes 1 to 17 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three months ended March 31, 2015 and 2016
(In thousands of U.S. dollars, unless otherwise indicated)

	For the three months ended March 31,
	2015	2016
	(unaudited)
Profit/(loss) for the period	20,514	(4,760)
Other comprehensive income/(loss)
Items that may subsequently be reclassified to profit and loss
Cash flow hedge (Note 10)	7,310	(7,247)
Tax effect	182	1,346
Translation differences	(60,917)	22,201

Other comprehensive income/(loss), net of taxes	(53,425)	16,300

Total comprehensive income/(loss)	(32,911)	11,540

The accompanying Notes 1 to 17 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three months ended March 31, 2015 and 2016
(In thousands of U.S. dollars, unless otherwise indicated)

(unaudited)	Share capital	Net Investment/Share Premium	Retained earnings/ (losses)	Translation differences	Cash flow hedge	Stock-based compensation	Total equity
Balance as of January 1, 2015	48	639,435	(102,811)	(71,750)	(640)	584	464,866
Comprehensive income/(loss) for the period	-	-	20,514	(60,917)	7,492	-	(32,911)
Profit for the period	-	-	20,514	-	-	-	20,514
Other comprehensive income/(loss)	-	-	-	(60,917)	7,492	-	(53,425)
Stock-based compensation	-	-	-	-	-	614	614
Balance as of March 31, 2015 (*)	48	639,435	(82,297)	(132,667)	6,852	1,198	432,569

(unaudited)	Share capital	Net Investment/Share Premium	Retained earnings/ (losses)	Translation differences	Cash flow hedge	Stock-based compensation	Total equity
Balance as of January 1, 2016	48	639,435	(53,663)	(209,224)	18,629	2,566	397,791

Comprehensive income/(loss) for the period	-	-	(4,760)	22,201	(5,901)	-	11,540
Profit for the period	-	-	(4,760)	-	-	-	(4,760)
Other comprehensive income/(loss)	-	-	-	22,201	(5,901)	-	16,300
Stock-based compensation	-	-	-	-	-	118	118
Balance as of March 31, 2016 (*)	48	639,435	(58,423)	(187,023)	12,728	2,684	409,449

The accompanying Notes 1 to 17 are an integral part of the interim consolidated financial statements.
(*) unaudited

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
For the three months ended March 31, 2015 and 2016
(In thousands of U.S. dollars, unless otherwise indicated)
	For the three months ended March 31,
	2015	2016
	(unaudited)
Operating activities
Profit/(loss) before tax	26,140	(3,798)
Adjustments to profit/(loss):
Amortization and depreciation	27,941	21,651
Impairment allowances	164	260
Change in provisions	814	1,831
Grants released to income	(117)	(78)
(Gains)/losses on disposal of fixed assets	409	(123)
Finance income	(6,263)	(1,501)
Finance costs	20,536	17,858
Net foreign exchange differences	(12,660)	3,548
Change in fair value of financial instruments	1,462	(482)
Own work capitalized	-	(4)
Other gains	-	(329)
	32,286	42,631
Changes in working capital:
Changes in trade and other receivables	(51,694)	(40,091)
Changes in trade and other payables	(10,029)	19,991
Changes in other assets/(payables)	(9,522)	(17,917)
	(71,245)	(38,017)
Other cash flow from operating activities
Interest paid	(14,043)	(14,674)
Interest received	7,734	254
Income tax paid	(4,522)	(6,521)
Other payments	(6,244)	(2,741)
	(17,075)	(23,682)
Net cash flow from/(used in) operating activities	(29,894)	(22,866)
Investment activities
Payments for acquisition of intangible assets	-	(5,228)
Payments for acquisition of property, plant and equipment	(9,081)	(13,860)
Disposals of intangible assets	-	18
Disposals of property, plant and equipment	414	6
Disposals of financial instruments	11,689	-
Net cash flow provided by/(used in) investment activities	3,022	(19,064)
Financing activities
Proceeds from borrowing from third parties	8,933	-
Repayment of borrowing from third parties	-	(1,863)
Net cash flow provided by/(used in) financing activities	8,933	(1,863)

Net increase/(decrease) in cash and cash equivalents	(17,939)	(43,793)

Exchange differences	(16,522)	8,400
Cash and cash equivalents at beginning of period	211,440	184,020

Cash and cash equivalents at end of period	176,979	148,627
The accompanying Notes 1 to 17 are an integral part of the interim consolidated financial statements.

SELECTED EXPLANATORY NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE three MONTHS ENDED march 31, 2016

1. company activity and corporate information

(a) Description of business

Atento S.A., formerly Atento Floatco S.A. (hereinafter the “Company”), and its subsidiaries (hereinafter “Atento Group”) are a group of companies that offer contact management services to their clients throughout the entire contract life cycle, through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the Grand-Duchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

The Atento Group was acquired in 2012 by Bain Capital Partners, LLC (hereinafter “Bain Capital”). Bain Capital is a private investment fund that invests in companies with a high growth potential. Notable among its investments in the Customer Relationship Management (hereinafter “CRM”) sector is its holding in Bellsystem 24, a leader in customer service in Japan, and Genpact, the largest business management services company in the world.

In December 2012, Bain Capital reached a definitive agreement with Telefónica, S.A. for the transfer of nearly 100% of the CRM business carried out by Atento Group companies (hereinafter the “Acquisition”), the parent company of which was Atento Inversiones y Teleservicios, S.A. (hereinafter “AIT”). The Venezuela based subsidiaries of the group headed by AIT, and AIT, except for some specific assets and liabilities, were not included in the Acquisition. Control was transferred for the purposes of creating the consolidated Atento Group on December 1, 2012.

Note 3t of the annual financial statements contains a list of the companies which make up the Atento Group, as well as pertinent information thereon.

The majority direct shareholder of the Company is a company incorporated under the laws of the Grand-Duchy of Luxembourg, ATALAYA Luxco PIKCo, S.C.A. (Luxembourg).

The Company’s corporate purpose is to hold business stakes of any kind in companies in Luxembourg and abroad, purchase and sell, subscribe or any other format, and transfer through sale, swap or otherwise of securities of any kind, and administration, management, control and development of the investment portfolio.

The Company may also act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate Customer Relationship Management (“CRM”) centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to customers in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. Atento S.A. trades (under “ATTO”) on NYSE since October 3, 2014.

2. BASIS OF PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements as of and for the three months ended March 31, 2016 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. Therefore, they do not contain all the information and disclosures required in a complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the Atento Group’s consolidated annual financial statements for the year ended December 31, 2015.

The figures in these interim consolidated financial statements are expressed in thousands of dollars, unless indicated otherwise. U.S. Dollar is the Atento Group’s presentation currency.

These interim financial consolidated statements have been prepared on a historical cost basis, except for derivative financial instruments (see Note 10), which have been measured at fair value.

3. COMPARATIVE INFORMATION

Comparative information in the interim consolidated financial statements refer to the three months ended March 31, 2016 and 2015, except for the statement of financial position, which compares information as of March 31, 2016 and December 31, 2015.

During the three months ended March 31, 2016 there have not been any changes in the consolidation scope.

4. ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the interim financial statements for the three months ended March 31, 2016 are consistent with those followed in the preparation of the consolidated annual financial statements for the year ended December 31, 2015.

a) New and amended standards and interpretations

There are no new standards and interpretations published by the IASB other than those presented in the consolidated annual financial statements for the year ended December 31, 2015.

b) Pronouncements issued, but not yet effective at March 31, 2016

The standards and interpretations issued but not yet adopted as of the issue date of the Company’s financial statements are presented below. The Company and its subsidiaries intend to adopt such standards, if applicable, when these enter into force.

IFRS 9 – Financial Instruments

In July 2014, IASB issued a final version of IFRS 9 – Financial Instruments, which replaces IAS 39 – Financial Instruments: Recognition and Measurement and all prior versions of IFRS 9. IFRS 9 brings together all three accounting aspects of the project’s financial instruments: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The early application is allowed. Except for hedge accounting, retrospective application is required, however; the presentation of comparative information is not mandatory.

For hedge accounting purposes, requirements are generally adopted on a prospective basis, with few exceptions thereto.

The Company and its subsidiaries plan to adopt the new standard on the date it becomes effectives. In 2015, the Company and its subsidiaries evaluated the high-level impact of all three aspects of IFRS 9. This preliminary evaluation was based on information currently available and may be subject to changes due to in depth analysis or additional, adequate and observable information made available to the Company in the future. In general, the Company and its subsidiaries do not expect significant impact on the balance sheet and equity.

(a)     Classification and measurement

The Company and its subsidiaries do not expect significant impact on the balance sheet or equity by adopting IFRS 9 classification and measurement requirements. They expect to continue to measure fair value of all financial assets currently held at fair value.

Loans and accounts receivable are held to collect contractual cash flows and should result in cash flows that solely represent payments of principal and interest. Therefore, the Company and its subsidiaries expect these to continue to be measured at amortized cost under IFRS 9. However, the Company and its subsidiaries will examine the characteristics of contractual cash flows of these instruments in more details before concluding if all these instruments meet the measurement criteria at amortized cost under IFRS 9.

(b)     Impairment

IFRS 9 requires that the Company and its subsidiaries record expected credit losses on all their debt securities, loans and receivables, to 12 months or on annuity basis. The Company and its subsidiaries not expect to apply the simplified model and record expected losses on annuity basis on all trade accounts receivable. The Company and its subsidiaries expect significant impact on equity due to the unsecured nature of loans and receivables, but will need to conduct an in depth analysis that considers all appropriate and observable information, including prospective elements to determine the extension of the impact.

(c)     Hedge accounting

The Company believes that all existing hedging relationships that are currently designated in effective hedging relationships will still qualify for hedge accounting under IFRS 9. IFRS 9 does not change the general principles of how an entity accounts for effective hedges. The Company does not expect significant impact arising from the adoption of IFRS 9. The Company will evaluate possible changes related to the accounting of time value of options, forward matters or spread of exchange base in more details in the future.

IFRS 15 - Revenue from Contracts with Customers

IFRS 15, issued in May 2014, establishes a new five-step model that will be applied to revenue arising from contracts with customers. According to IFRS 15, revenues are recognized in an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new standard for revenues will replace all current requirements for revenue recognition under IFRS. Full retrospective adoption or modified retrospective adoption is required for annual periods beginning on or after January 1, 2018, with the possibility of early adoption. The Company and its subsidiaries plan to adopt the new standard on the day it becomes effective, by adopting the full retrospective method. In 2015, the Company and its subsidiaries held preliminary assessment of IFRS 15, which is subject to change due to ongoing analysis but apparently there is no significant impact.

The Company and its subsidiaries operate in the industry of tourism intermediation. Services are individually sold in separate agreements, identified with customers, or grouped as a package of services.

Annual improvements – Cycle 2010-2012

These improvements are effective as from July 1, 2014 and are not expected to generate significant impacts on the Company and its subsidiaries, including the following:

IFRS 2 - Share-based payment

This improvement is adopted on a prospective basis and clarifies several issues related to the definitions of performance and service conditions that account for vesting conditions, including the following:

- A performance condition should include a service condition.

- A performance goal should be met while the counterparty is providing the service.

- A performance goal can be related to operations or activities of an entity or to those of another entity within the same group.

- A performance condition can refer to a market condition or not be related to the market.

- If the counterparty, regardless of reason, fails to provide the service during the acquisition vesting, the service condition will not be met.

Rendering of services

The Company and its subsidiaries preliminarily assessed that the intermediation services are provided up to the boarding of travel packages and when upon the sale of airline tickets, therefore benefits provided by the Company and its subsidiaries are consumed in these periods.

Consequently, the Company and its subsidiaries do not expect any significant impact arising from these service agreements.

Amendment to IAS 16 and IAS 38 – Clarifications of acceptable methods of Depreciation and Amortization

The amendments explain the principles in IAS 16 and IAS 38, in which revenue reflects an economic benefits’ model resulting from a business operation (of which the assets is part), rather than the economic benefits consumed through the use of the asset. As a result, a method based on revenue cannot be used for purposes of depreciation of fixed assets and can solely be in limited circumstances to amortize intangible assets. The amendments are prospectively effective to amortize intangible assets. The amendments are effective on a prospective basis for annual periods beginning on January 1, 2016 or thereafter. These amendments are not expected to have impacts on the Company and its subsidiaries, since they did not use the revenue-based method for the depreciation of noncurrent assets.

Annual improvements – Cycle 2012-2014

These amendments are effective for annual periods beginning on or after January 1, 2016, including the following:

IFRS 5 - Noncurrent assets held for sale and discontinued operation

Assets (or disposal groups) are usually disposed of by sale or distribution to shareholders. The amendment clarifies that changing from one of the disposal methods to another would not be considered a new disposal plan, but a continuation of the original plan. Therefore, there is no interruption in the adoption of requirements of IFRS 5. This amendment should be adopted prospectively.

IFRS 7 – Financial Instruments: Disclosures

(i)        Service agreements

The amendment clarifies that a service agreement that includes a fee can constitute continuing involvement in a financial asset. An entity should evaluate the nature of this fee and the agreement in comparison with the guidance for continued involvement in IFRS 7, in order to evaluate whether the disclosures are required. The assessment of such service agreements constitute continued involvement and should be made retrospectively. However, the required disclosures do not need to be provided for any period beginning before the annual period in which the entity adopts the amendments for the first time.

(ii) Applicability of amendments to IFRS 7 for condensed interim financial statements

The amendment clarifies that the requirements for disclosure of settlement do not apply to condensed interim financial statements, unless these disclosures provide a significant update to the information reported in the latest annual report. This amendment should be adopted retrospectively.

IAS 19 - Employee Benefits

The amendment clarifies that market depth of high quality private corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality private corporate bonds in such currency, government securities rates should be used. This amendment should be adopted retrospectively.

IAS 34 – Preparation and disclosure of Interim financial statement

The amendment clarifies that the required interim disclosures should be in the interim financial statements or incorporated by cross-reference between interim financial statements and wherever these are included in the interim financial report (e.g., in the management or risk comment) The other information in the interim financial information should be available to users under the same terms of those of the interim financial statements and at the same time. This amendment should be adopted retrospectively.

These amendments are not expected to have significant impacts on the Company.

Amendments to IAS 1 - Disclosure Initiative

Amendments to IAS 1 Presentation of Financial Statements clarify, rather than change significantly the existing requirements of IAS 1, the amendments clarify:

The materiality requirements in IAS 1.

- Items of specific lines in the income statements and other comprehensive income and balance sheet can be segregated.

- Entities have flexibility as to the order in which they present the notes to the financial statements.

- The portion of other comprehensive income of associates and joint ventures accounted for by the equity method should be presented on an aggregated basis as a single line item, and classified among those items that will or will not be subsequently reclassified into P&L.

IFRS 16 – Leases

IFRS 16 requires a company to report on the balance sheet lease assets and lease liabilities for all leases (other than short-term leases and leases of low-value assets). The adoption is required for annual periods beginning on or after January 1, 2019. The Company and its subsidiaries plan to adopt the new standard on the day it becomes effective, consequently, the Company and its subsidiaries expect significant impact arising from the leases transaction.  The Company and its subsidiaries are planning to prepare preliminary assessment of IFRS 16 during 2016.

In addition, the amendments clarify the requirements that apply when additional subtotals are presented in the balance sheet and the income statements and other comprehensive income. These changes are effective for annual periods beginning on or after January 1, 2016, with the possibility of early adoption. These amendments are not expected to have significant impacts on the Company and its subsidiaries.

5. MANAGEMENT OF FINANCIAL RISK

5.1 Financial risk factors

The Atento Group’s activities exposed to various types of financial risks: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group’s global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group’s financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

These unaudited interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and therefore they should be read in conjunction with the Atento Group’s annual financial statements as of and for the year ended December 31, 2015. During the three months ended March 31, 2016 there have not been changes in any risk management policies.

Country Risk

To manage or mitigate country risk, we repatriate the funds generated in the America and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements. The capital structure of the Atento Group comprises distinct financial debt structures: (i) the Brazilian Debenture and (ii) the 300,000 thousand U.S. dollars 7.375% Senior Secured Notes due 2020, together with the €50,000 thousand (56,928 thousand U.S. dollars as of March 31, 2016) Revolving Credit Facility.

The object of combining a Brazilian term loan with a USD bond is to create a natural hedge for the interest payments on the Brazilian loan, which are serviced with cash flow from Atento Brazil, denominated in Brazilian Reais.

Argentinean subsidiaries are not party to these two debt structures, and as a result we do not rely on cash flows from these operations to serve Company’s debt commitments.

Interest Rate Risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates. Atento Group´s finance costs are exposed to fluctuations in interest rates. As of March 31, 2016, Atento Group´s finance costs are exposed to fluctuations in interest rates 44.0% (excluding CVIs and the effect of financial derivative instruments) bears interest at variable rates while at December 31, 2015, this amount was 41.9%.

As of March 31, 2016, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 7,142 thousand U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 597,020 thousand U.S. dollars as of March 31, 2016 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 450 thousand U.S. dollars.

As of December 31, 2015, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 9,993 thousand U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 575,566 thousand U.S. dollars as of December 31, 2015 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 2,359 thousand U.S. dollars.

Foreign Currency Risk

Our exchange rate risk arises from our local currency revenues, receivables and payables while the U.S. dollar is our reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

As of March 31, 2016, the estimated fair value of the cross-currency swaps designated as hedging instruments in a net investment relationship totaled 50,819 thousand U.S. dollars (asset of 54,724 thousand U.S. dollars, as of December 31, 2015).

Credit Risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions of established solvency in their countries of origin, so as to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its trade accounts.

Accordingly, the Atento Group’s commercial credit risk management approach is based on continuous monitoring of the risks assumed and the financial resources necessary to manage the Group’s various units, in order to optimize the risk-reward relationship in the development and implementation of business plans in the course of their regular business.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operates. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long and short term debt ratings); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group´s maximum exposure to credit risk is primarily limited to the carrying amounts of it financial assets. The Atento Group holds no guarantees as collection insurance. The Atento Group carries out significant transactions with the Telefónica Group amounted to 222,980 thousand U.S. dollars (207,173 thousand U.S. dollars as of December 31, 2015).

Liquidity Risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flow to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer than the length of time we required paying its debt (assuming that internal projections are met).

Capital Management

The Atento Group’s Finance Department, which is in charge of the capital management, takes various factors into consideration when determining the Group’s capital structure.

The Atento Group’s capital management goal is to determine the financial resources necessary both to continue its recurring activities and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium term borrowing structure, in order to be able to carry out its routine activities under normal conditions and also address new opportunities for growth. Debt levels are kept in line with forecast future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, other considerations and specifics are taken into account when determining the Atento Group’s financial structure, such as country risk in the broadest sense, tax efficiency and volatility in cash flow generation.

Among the restrictions imposed under financing arrangements, the debentures contract lays out certain general obligations and disclosures in respect of the lending institutions. Specifically, the borrower (BC Brazilco Participações, S.A., which has now merged with Atento Brasil, S.A.) must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms.

The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt.

The Super Senior Revolving Credit Facility carries no financial covenant obligations regarding debt levels. However, the credit facility does impose limitations on the use of the funds, linked to compliance with a debt ratio. The contract also includes other restrictions, including: limitations on the distribution of dividends, payments or distributions to shareholders, the capacity to incur additional debt, and on investments and disposal of assets.

The Senior Secured Notes issued in 2013 carry no limitation covenant obligations regarding debt levels. However, the Notes do impose limitations on the distributions on dividends, payments or distributions to the shareholders, the incurring of additional debt, and on investments and disposals of assets.

As of the date of these consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts, and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

5.2 Fair value estimation

a)       Level 1: The fair value of financial instruments traded on active markets is based on the quoted market price at the reporting date.

b)       Level 2: The fair value of financial instruments not traded in an active market (i.e. OTC derivatives) is determined using valuation techniques. Valuation techniques maximize the use of available observable market data, and place as little reliance as possible on specific company estimates. If all of the significant inputs required to calculate the fair value of a financial instrument are observable, the instrument is classified in Level 2. The Atento Group’s Level 2 financial instruments comprise interest rate swaps used to hedge floating rate loans and cross currency swaps.

c)       Level 3: If one or more significant inputs are not based on observable market data, the instrument is classified in Level 3.

The Atento Group’s assets and liabilities measured at fair value as of December 31, 2015 and March 31, 2016 are classified in Level 2. No transfers were carried out between the different levels during the year.

 6. SEGMENT INFORMATION

The following tables present financial information for the Atento Group’s operating segments for the three months ended March 31, 2015 and 2016 (in thousand U.S. dollars):

For the three months ended March 31, 2015
(unaudited)	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	25,438	97,132	161,459	-	284,029
Sales to Telefónica Group	39,328	89,871	102,668	-	231,867
Sales to other group companies	43	435	-	(477)	1
Other operating income and expense	(61,273)	(164,739)	(232,893)	(1,298)	(460,203)
EBITDA	3,536	22,699	31,234	(1,775)	55,694
Depreciation and amortization	(3,446)	(10,216)	(14,041)	(238)	(27,941)
Operating profit/ (loss)	90	12,483	17,193	(2,013)	27,753
Financial results	(2,144)	(8,893)	(5,081)	14,505	(1,613)
Income tax	641	(5,158)	(4,551)	3,442	(5,626)
Profit/(loss) for the period	(1,413)	(1,568)	7,561	15,934	20,514
EBITDA	3,536	22,699	31,234	(1,775)	55,694
Acquisition and integration related costs	-	108	-	-	108
Restructuring costs	455	575	-	-	1,030
Site relocation costs	-	15	404	-	419
Financing fees	-	-	-	313	313
Asset impairments and Other	22	14	104	645	785
Adjusted EBITDA	4,013	23,411	31,742	(817)	58,349
Capital expenditure	3,814	14,197	30,683	-	48,694
Fixed assets and intangibles (as of December 31, 2015)	62,014	211,105	266,454	2,372	541,945
Allocated assets (as of December 31, 2015)	417,828	590,884	618,925	(249,221)	1,378,416
Allocated liabilities (as of December 31, 2015)	278,871	327,042	456,823	(82,111)	980,625

For the three months ended March 31, 2016
(unaudited)	EMEA	Americas	Brazil	Other and eliminations	Total Group
Sales to other companies	20,593	93,809	119,753	1	234,156
Sales to Telefónica Group	39,361	83,056	62,779	-	185,196
Sales to other group companies	2	401	-	(403)	-
Other operating income and expense	(61,089)	(154,632)	(164,482)	(1,872)	(382,075)
EBITDA	(1,133)	22,634	18,050	(2,274)	37,277
Depreciation and amortization	(2,512)	(8,132)	(10,863)	(144)	(21,651)
Operating profit/ (loss)	(3,645)	14,502	7,187	(2,418)	15,626
Financial results	(2,998)	(3,043)	(8,319)	(5,063)	(19,423)
Income tax	1,601	(5,090)	1,155	1,372	(962)
Profit/(loss) for the period	(5,042)	6,369	23	(6,109)	(4,759)
EBITDA	(1,133)	22,634	18,050	(2,274)	37,277
Acquisition and integration related costs	-	-	-	-	-
Restructuring costs	4,196	784	1,201	-	6,181
Sponsor management fees	-	-	-	-	-
Site relocation costs	18	66	5,608	-	5,692
Financing and IPO fees	-	-	-	-	-
Asset impairments and Other	(398)	(1)	(37)	-	(436)
Adjusted EBITDA	2,683	23,483	24,822	(2,274)	48,714
Capital expenditure	94	978	4,409	-	5,481
Fixed assets and intangibles (as of March 31, 2016)	62,226	204,442	283,993	2,331	552,992
Allocated assets (as of March 31, 2016)	426,303	589,439	677,958	(261,722)	1,431,978
Allocated liabilities (as of March 31, 2016)	296,352	318,376	503,416	(95,615)	1,022,529

“Other and eliminations” includes activities of the following intermediate holdings in Spain: Atento Spain Holdco, S.L.U. and Global Rossolimo, S.L.U., as well as inter-group transactions between segments.

During the three months ended March 31, 2016 approximately 44.2% of sales arose from services provided to companies belonging to the Telefónica Group (44.9% for the three months ended March 31, 2015).

7. INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

There were no changes in the context of the note, and Company’s Management considered the variations of amounts related to the period ended March 31, 2016 in relation to the period ended December 31, 2015, not relevant.

At January 2, 2015, Atento Brazil S.A. entered into a Master Agreements regarding the acquisition of rights to use Microsoft Software from Software One commerce and Computer Services Ltda. (“Contractor”), in which the contractor provides Microsoft Software licenses to Atento and its affiliates in Brazil, Colombia, Corporation, El Salvador, Peru, Guatemala, Mexico and United States of America (“U.S.A.”).

Acquisition prices stated in the agreements, which will be paid in 3 (three) annual payments due on 2015, 2016 and 2017. The total amount on March 31, 2015 is 39,550 thousand U.S. dollars. The software licenses have five years useful life.

8. Equity attributable to equity holders of the parent

Share capital

As of March 31, 2016 share capital stood at 48 thousand U.S. dollars, divided into 73,751,131 shares. PikCo owns 85.1% of ordinary shares of Atento S.A.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

As of December 31, 2015 and March 31, 2016, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Retained earnings/(losses)

Movements in retained earnings/(losses) during the three months ended March 31, 2016 are as follow:

Thousands of U.S. dollars

As of December 31, 2015 (audited)	(53,663)
Loss for the period (unaudited)	(4,760)
As of March 31, 2016 (unaudited)	(58,423)

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars) by the full consolidation method.

Stock-based compensation

a) Description of share-based payment arrangements

In the year of 2014, Atento granted two share-based payments to directors, officers and other employees, for the Company and its subsidiaries. The share-based payments are Time Restricted Stock Units (“RSU”) and Performance RSU. A reference is made to the annual financial statements for March 31, 2016, for a description of the arrangement and their vesting conditions.

b) Measurement of fair value

The fair value of the RSUs for both arrangements has been measured using the Black-Scholes model. As both programs are equity settled, fair value of the RSUs is measured at grant date and not remeasured subsequently. For the inputs used in the Black-Scholes model, a reference is made to the annual financial statements.

c) Outstanding RSUs

As of March 31, 2016, there are 95,029 Time RSUs outstanding and 738,682 Performance RSUs outstanding. Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs vest.

An overview of the current RSUs that are outstanding is given in the table below:

	Time RSU	Performance RSU
Outstanding December 31, 2015	119,634	871,649
Forfeited (*)	(24,605)	(132,967)
Outstanding March 31, 2016	95,029	738,682

(*) RSUs are forfeited during the period due to employees failing to satisfy the service conditions.

d) Expense recognized in Profit or Loss

In the first quarter of 2016,  227 thousand U.S. dollars related to stock-based compensation were recorded as employee benefit expenses.

Cash Flow Hedge

Movements in valuation adjustments in the three months ended March 31, 2016 were as follow:

Thousands of U.S. dollars

As of December 31, 2015 (audited)	18,629
Cash flow hedge	(5,901)
As of March 31, 2016 (unaudited)	12,728

Refer to Note 10. Financial liabilities - Derivatives for further details.

9. FINANCIAL ASSETS

The breakdown of the Company’s financial assets by category as of December 31, 2015 and March 31, 2016 is as follow:

	Thousands of U.S. dollars
December 31, 2015	Loans and receivables	Derivatives	Total
(audited)

Trade and other receivables	5,539	-	5,539
Other financial assets	42,871	-	42,871
Derivative financial instruments (Note 10)	-	65,401	65,401
Non-current financial assets	48,410	65,401	113,811

Trade and other receivables	401,127	-	401,127
Other financial assets	769	-	769
Cash and cash equivalents	184,020	-	184,020
Current financial assets	585,916	-	585,916

TOTAL FINANCIAL ASSETS	634,326	65,401	699,727

	Thousands of U.S. dollars
March 31, 2016	Loans and receivables	Derivatives	Total
(unaudited)

Trade and other receivables	5,727	-	5,727
Other financial assets	47,897	-	47,897
Derivative financial instruments (Note 10)	-	58,236	58,236
Non-current financial assets	53,624	58,236	111,860

Trade and other receivables	464,390	-	464,390
Other financial assets	890	-	890
Cash and cash equivalents	148,627	-	148,627
Current financial assets	613,907	-	613,907

TOTAL FINANCIAL ASSETS	667,531	58,236	725,767

Details of other financial assets as of December 31, 2015 and March 31, 2016 are as follow:

	Thousands of U.S. dollars
	12/31/2015	3/31/2016
	(audited)	(unaudited)

Other non-current receivables	9,867	11,034
Non-current guarantees and deposits	33,004	36,863
Total non-current	42,871	47,897

Other current receivables	148	4
Current guarantees and deposits	621	886
Total current	769	890

Total	43,640	48,787

“Guarantees and deposits” as of December 31, 2015 and March 31, 2016 primarily comprise deposits posted with the courts in relation to legal disputes with employees of the subsidiary Atento Brasil, S.A. and for litigation underway with the Brazilian social security authority (Instituto Nacional do Seguro Social).

The breakdown of trade and other receivables as of December 31, 2015 and March 31, 2016 is as follow:

	Thousands of U.S. dollars
	12/31/2015	3/31/2016
	(audited)	(unaudited)
Non-current trade receivables	5,539	5,727
Total non-current	5,539	5,727
Current trade receivables	373,905	429,589
Other receivables	13,191	13,000
Prepayments	4,505	8,193
Personnel	9,526	13,608
Total current	401,127	464,390
Total	406,666	470,117

For the purpose of the interim financial statements of cash flow, cash and cash equivalents are comprised of the following:

	Thousands of U.S. dollars
	12/31/2015	3/31/2016
	(audited)	(unaudited)
Cash and cash equivalents at banks	155,063	117,904
Cash equivalents	28,957	30,723
Total	184,020	148,627

"Cash equivalents" comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest indexed to the CDI.

10. FINANCIAL LIABILITIES

The breakdown of the Company’s financial liabilities by category as of December 31, 2015 and March 31, 2016 is as follow:

	Derivatives	Other financial liabilities at amortized cost	Total
December 31, 2015
(audited)
Debentures and bonds	-	447,641	447,641
Interest-bearing debt	-	58,669	58,669
Finance lease payables	-	2,727	2,727
Derivative financial instruments	684	-	684
CVIs	-	26,240	26,240
Trade and other payables (*)	-	193	193

Non-current financial liabilities	684	535,470	536,154
Debentures and bonds	-	22,163	22,163
Interest-bearing debt	-	16,116	16,116
Finance lease payables	-	2,010	2,010
Trade and other payables (*)	-	188,918	188,918
Current financial liabilities	-	229,207	229,207
TOTAL FINANCIAL LIABILITIES	684	764,677	765,361
(*) Excluding deferred income and non-financial liabilities.

	Derivatives	Other financial liabilities at amortized cost	Total
March 31, 2016
(unaudited)
Debentures and bonds	-	463,283	463,283
Interest-bearing debt	-	59,366	59,366
Finance lease payables	-	2,248	2,248
Derivative financial instruments	275	-	275
CVIs	-	23,860	23,860
Trade and other payables (*)	-	110	110
Non-current financial liabilities	275	548,867	549,142
Debentures and bonds	-	25,645	25,645
Interest-bearing debt	-	20,634	20,634
Finance lease payables	-	1,984	1,984
Trade and other payables (*)	-	210,283	210,283
Current financial liabilities	-	258,546	258,546
TOTAL FINANCIAL LIABILITIES	275	807,413	807,688
(*) Excluding deferred income and non-financial liabilities.

Debt with third parties as of December 31, 2015 and March 31, 2016 is as follow:

	Thousands of U.S. dollars
	12/31/2015	3/31/2016
	(audited)	(unaudited)
Senior Secured Notes	292,433	292,830
Brazilian bonds – Debentures	155,208	170,453
Bank borrowing	58,669	59,366
CVIs	26,240	23,860
Finance lease payables	2,727	2,248
Total non-current	535,277	548,757
Senior Secured Notes	9,280	3,749
Brazilian bonds – Debentures	12,883	21,896
Bank borrowing	16,116	20,634
Finance lease payables	2,010	1,984
Total current	40,289	48,263
TOTAL DEBT WITH THIRD PARTIES	575,566	597,020

Debentures

There were no changes in the context of the note, and Company’s Management considers the variations of amounts related to the period ended March 31, 2016 in relation to the period ended December 31, 2015, not relevant, except for 9.4 million of the interest accrued in the period and the exchange rate impact.

Bank borrowings

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social—BNDES (“BNDES”) in an aggregate principal amount of BRL 300 million (the “BNDES Credit Facility”), equivalent to 84.3 million U.S. dollars as of March 31, 2016.

The total amount of the BNDES Credit Facility is divided into five tranches in the following amounts and subject to the following interest rates:

Tranche	Interest Rate

Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP)

Each tranche intend to finance different purposes, as described below:

•    Tranche A and B: investments in workstations, infrastructure, technology, training, services and software development, marketing and commercialization, within the scope of BNDES program, Desenvolvimento da Indústria Nacional de Software e Serviços de Tecnologia de Informação – BNDES Prosoft.

•    Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches “A” and “B”

•    Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches “A” and “B”

•    Tranche E: investments in social projects to be executed by Atento Brasil S.A.

BNDES releases the credit facility once the debtor met certain requirements in the signed contract as deliver the guarantee (stand-by letter) and demonstrate the expenditure related to the project. Since the beginning of the credit facility the following amounts were released:

(Thousands of U.S. dollars)
Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	7,121	3,515	4,922	352	-	15,910
April 16, 2014	2,960	1,480	2,072	147	-	6,659
July 16, 2014	-	-	-	-	169	169
August 13, 2014	17,588	1,921	2,824	304	-	22,637
Subtotal 2014	27,669	6,916	9,818	803	169	45,375
March 26, 2015	5,159	1,290	1,831	150	-	8,430
April 17, 2015	10,318	2,580	3,661	300	-	16,859
December 21, 2015	8,113	2,022	-	-	197	10,332
Subtotal 2015	23,590	5,892	5,492	450	197	35,621
Total	51,259	12,808	15,310	1,253	366	80,996

The facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, charge or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of March 31, 2016, we were in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenants.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of the employees of Atento Brasil S.A. without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES, (ii) existence of an unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A.’s ability to paying its obligations under the BNDES Credit Facility.

On January 28, 2013 Atento Luxco 1, entered into a Super Senior Revolving Credit Facility (the “Revolving Credit Facility), which provides for borrowings of up to €50 million (equivalent to 56.9 million U.S. dollars as of March 31, 2016).

The Revolving Credit Facility allows borrowings in Euros, Mexican pesos and US dollars and includes borrowings capacity for letters of credit and ancillary facilities (including an overdraft, guarantee, bonding, documentary and stand-by letter of credit facility, a short term loan facility, a derivatives facility, and a foreign exchange facility.

This facility matures on July 2019. As of March 31, 2016 the Revolving Credit Facility remains undrawn.

As at June 28, 2011, Atento Maroc, S.A. arranged a loan with Banco Sabadell for an amount of 21.2 million Moroccan Dirhams maturing on June 28, 2016 with an annual rate of interest of 6%. As of March 31, 2016, the principal loan balance was 0.5 million Dirhams (0.01 million U.S. dollars) (3.4 million Dirhams and 0.4 million U.S. dollars as of December 31, 2015).

Contingent Value Instruments (CVIs)

As described in the note 1, the acquisition of Atento Group’s Argentinian subsidiaries was made by Company’s subholdings, Atalaya Luxco 2, S.à.r.l. (formerly BC Luxco 2, S.à.r.l.) and Atalaya Luxco 3, S.à.r.l. (formerly BC Luxco 3, S.à.r.l.). The acquisition will be paid through CVI – Contingent Value Instruments. The CVI has an aggregated nominal value of $666.8 million Argentinian Pesos.

The CVI is the senior obligations of Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. and are subject to mandatory payment in the following scenarios: A) if any year between 2012 to 2022 the Argentinian subsidiary has excess cash equal 90% of its cash available, eliminating any local distribution and considering others conditions as defined in the CVI indenture, the excess will be used to pay the CVI. B) the remainder amount not paid during 2012 to 2022 (if any) will be paid integrally in 2022.

The obligations of Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. under each CVI will be extinguished on the earlier of: (i) the date on which the outstanding balance under such CVI is reduced to zero (in respect of repayment of outstanding debt or reduction of the outstanding balance pursuant to the terms and conditions of the CVI); and (ii) December 12, 2022. During the term of the CVI, the CVI holders have preferential purchase rights in the event the Argentinian subsidiaries are sold.

There is no additional covenants or conditions associated in the CVI, as of March 31, 2016, we were in compliance with the terms and conditions of the CVI.

The CVI does not incur interest and are valued by discounting the total maturity value back to the issue date using the market interest rate. As of March 31, 2016, the balance was $23.9 million. Under the terms of CVI, Atalaya Luxco 2, S.à.r.l. and Atalaya Luxco 3, S.à.r.l. have the right to off-set certain amounts specified in the SPA (in the circumstances specified in the SPA) against the outstanding balance under such CVI.

The obligations under the CVI are not guaranteed by any subsidiary other than Atalaya Luxco 2, Atalaya Luxco 3 and its Argentinian subsidiaries.

Derivatives

Details of derivative financial instruments as of December 31, 2015 and March 31, 2016 are as follow:

	Thousands of U.S. dollars
	12/31/2015		3/31/2016
	Assets	Liabilities	Assets	Liabilities
	(audited)		(unaudited)
Interest rate swaps - cash flow hedges	9,993	-	7,142	-
Cross-currency swaps - net investment hedges	55,408	(684)	51,094	(275)
Total	65,401	(684)	58,236	(275)
Non-current portion	65,401	(684)	58,236	(275)

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

The Atento Group has contracted interest rate swaps to hedge fluctuations in interest rates in respect of debentures issued in Brazil.

As of March 31, 2016, the notional principal of the interest rate swaps amounts to 413 million Brazilian Reais (equivalent to 116 million U.S. dollars).

On April 1, 2015, the Company started a hedge accounting program for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro, Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN).

As of March 31, 2016 the details of cross-currency swaps that are designated and qualified as net investment hedges and cash flow hedge were as follows:

Cash Flow Hedge
Bank	Maturity	Notional currency	Index	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI	Income statement
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Itau	18-Dez	BRL	BRL CDI	116,047	7,142	-	(5,819)	3,956	(1,323)
					7,142	-	(5,819)	3,956	(1,323)

Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI	Income statement
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Santander	20-Jan	USD	EUR	20,000	3,081	-	960	874	(12)
Santander	20-Jan	USD	MXN	11,111	4,882	(41)	(1,806)	(171)	(82)
Goldman Sachs	20-Jan	USD	EUR	48,000	7,391	-	2,305	2,098	(30)
Goldman Sachs	20-Jan	USD	MXN	40,000	17,623	(147)	(6,496)	(616)	(294)
Nomura International	20-Jan	USD	MXN	23,889	10,534	(87)	(3,878)	(368)	(176)
Nomura International	20-Jan	USD	EUR	22,000	3,339	-	1,059	964	(14)
Goldman Sachs	18-Jan	USD	PEN	13,800	452	-	(75)	68	(4)
BBVA	18-Jan	USD	PEN	55,200	1,818	-	(298)	273	(17)
Goldman Sachs	18-Jan	USD	COP	7,200	394	-	(132)	34	(6)
BBVA	18-Jan	USD	COP	28,800	1,579	-	(526)	135	(25)
					51,093	(275)	(8,887)	3,291	(660)
Total					58,235	(275)	(14,706)	7,247	(1,983)

Gains and losses on net investment hedges accumulated in equity will be taken to the income statements when the foreign operation is partially disposed of or sold.

There were no ineffective hedge derivatives in March 31, 2016.

11. PROVISIONS AND CONTINGENCIES

The Atento has contingent liabilities arising from lawsuits in the normal course of its business. Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities.

All changes in provisions which occurred during the first quarter of 2016 are demonstrated in the table below:

	Thousands of U.S. dollars
		Allocation	Application	Reversals	Translation differences	3/31/2016

	12/31/2015
Non-current	(audited)					(unaudited)
Provisions for liabilities	29,532	859	-	(2,518)	2,602	30,475
Provisions for taxes	13,283	910	-	(189)	1,364	15,368
Provisions for dismantling	12,065	627	-	(26)	1,156	13,822
Other provisions	140	1	(1)	(9)	6	137
Total non-current	55,020	2,397	(1)	(2,742)	5,128	59,802
Current
Provisions for liabilities	6,205	298	(85)	(545)	(282)	5,591
Provisions for taxes	876	6	-	-	25	907
Provisions for dismantling	1,271	21	-	(35)	123	1,380
Other provisions	3,090	14	(238)	-	142	3,008
Total current	11,442	339	(323)	(580)	8	10,886

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil, S.A. has made payments in escrow related to legal claims from ex-employees and the Brazilian social security authority (Instituto Nacional do Seguro Social) amounting to 30,859 thousand U.S. dollars and 34,749 thousand U.S. dollars as of December 31, 2015 and March 31, 2016 respectively.

“Provisions for taxes” mainly relate to probable contingencies in Brazil in respect of social security payments, which could be subject to varying interpretations by the social security authorities concerned.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of covering the dismantling process of the installations held under operating leases for those entities contractually required to do so.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

As of March 31, 2016, lawsuits still before the courts were as follow:

As of March 31, 2016, Atento Brasil was involved in approximately 11,290 labor-related disputes (10,936 labor disputes as of December 31, 2015), filed by Atento’s employees or ex-employees for various reasons, such as dismissals or differences over employment conditions in general. The total amount of these claims was 68,472 thousand U.S. dollars (60,803 thousand U.S. dollars in December 31, 2015), of which 27,608 thousand U.S. dollars are classified by the Company’s internal and external lawyers as probable (26,820 thousand U.S. dollars in December 31, 2015), 36,582 thousand U.S. dollars are classified as possible (30,166 thousand U.S. dollars in December 31, 2015), and 4,283 thousand U.S. dollars are classified as remote (3,817 thousand U.S. dollars in December 31, 2015).

In addition, as of March 31,, 2016  there are labor-related disputes belonging to the company CBCC totaling 1,529 thousand dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Moreover, as of March 31, 2016 Atento Brazil was party to 14 civil public actions filed by the Labor Prosecutor’s Office due to alleged irregularities mainly concerning daily and general working routine, lack of overtime control and improper health and safety conditions in the workplace. The total amount involved in these claims was approximately BRL84.0 million, of which BRL24.6 million relate to claims that have been classified as probable by our internal and external lawyers, for which amount Atento Brazil has established a reserve, as indicated in the paragraph above. We expect that our ultimate liability for these claims, if any, will be substantially less than the full amount claimed. These claims are generally brought with respect to specific jurisdictions in Brazil, and it is possible that in the future similar claims could be brought against us in additional jurisdictions. We cannot assure you that these current claims or future claims brought against us will not result in liability to us, and that such liability would not have a material adverse effect on our business, financial condition and results of operations.

Moreover, Atento Brasil, S.A. has 22 civil lawsuits ongoing for various reasons (23 in December 31, 2015). The total amount of these claims is approximately 2,854 thousand U.S. dollars (2,514 thousand U.S. dollars in December 31, 2015). According to the Company’s external attorneys, materialization of the risk event is possible.

In addition, as of March 31, 2016 Atento Brasil, S.A. has 46 disputes ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (42 in December 31, 2015). The total amount of these claims is approximately 31,592 thousand U.S. dollars (24,577 thousand U.S. dollars in December 31, 2015). According to the Company’s external attorneys, materialization of the risk event is possible.

In addition, as of March 31, 2016 there are tax authorities disputes belonging to the company CBCC totaling 3,999 thousand dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Furthermore, it is important to stand out that the Superior Labor Court of Appeals (Tribunal Superior do Trabalho) during the month of August/15 decided to change the factor of indexation related to labor contingencies. The decision changes the Reference Rate index (Taxa Referencial - TR) usually used as act of restating the amount of the contingencies to the Special Broad Consumer Price  index (Indice de Preços ao Consumidor Amplo Especial – IPCA-E). There are several questions about this matter, especially the period to which change should be applied as well as if the new index is appropriate. In addition, during October, the Supreme Court (STF) issued a “writ of Mandamus” to the Federation of Brazilian Banks (FEBRABAN) suspending the application of the new index (IPCA-E). The Company´s external lawyers’ opinion considered the likelihood of loss in an eventual dispute as possible. The amount involved in the period from June 30, 2009 through March 31, 2016 is approximately 4,955 thousand U.S. dollars and in the period from August 31, 2015 through March 31, 2016 is approximately 2,250 thousand U.S. dollars. We will monitor this matter during 2016.

Lastly, there are other contingencies which are classified as possible by the Company, amounting to 5,436 thousands U.S. dollars.

As of March 31, 2016 Teleatento del Perú, S.A.C. has a lawsuit underway with the Peruvian tax authorities amounting to 8,901 thousand U.S. dollars (8,627 thousand U.S. dollars in December 31, 2015). According to the Company’s external attorneys, materialization the risk event is possible.

As of March 31, 2016 Atento Teleservicios España S.A.U. and the rest of Spanish companies was party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 2,402 thousand U.S. dollars (2,483 thousand U.S. dollars in December 31, 2015). According to the Company’s external lawyers, materialization of the risk event is possible.

As of March 31, 2016 Atento México S.A. de CV was a party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 6,995 thousand U.S. dollars (7,359 thousand U.S. dollars in December 31, 2015). According to the Company’s external lawyers, materialization of the risk event is possible.

12. average number of group employees

The average headcount in the Atento Group in the three months ended March 31, 2015 and 2016 and the breakdown by countries is as follow:

	Average headcount
	March 31,
	2015	2016
	(unaudited)
Brazil	91,970	81,746
Central America	4,917	5,933
Chile	4,730	4,821
Colombia	6,864	7,904
Spain	10,605	10,181
Morocco	1,671	1,124
Mexico	19,055	20,152
Peru	13,846	16,357
Puerto Rico	752	879
United States	543	776
Argentina and Uruguay	8,237	7,821
Corporate	127	133
Total	163,317	157,827

13. INCOME TAX

The breakdown of the Atento Group’s income tax expense is as follow:

	Thousands of U.S. dollars
	For the three months ended March 31,
Income taxes	2015	2016
	(unaudited)
Current tax expense	(3,066)	(7,133)
Deferred tax	(2,560)	6,133
Others	-	38
Total income tax expense	(5,626)	(962)

For the three months ended March 31, 2016 , Atento Group’s consolidate financial information  presented loss before tax in the amount of US$ 3,798 thousand U.S. Dollars and a tax expense of US$ 962 thousand U.S. Dollars compared to a profit before tax of US$ 26,140 thousand U.S. Dollars and a tax expense of US$ 5,626 thousand U.S. Dollars for the three months ended March 31, 2015. The effective tax rate for Atento Group’s, under a negative pre-tax basis, for the three months ended March 31, 2016 was 25,3% (versus 21,5% for the three months ended March 31, 2015, under a positive pre-tax basis). The tax expense for the three months ended March 31, 2016 is derived from the profitable subsidiaries which paid income taxes at the individual level and also from temporary differences recognized mainly in Brazil.

14. RESULTS PER SHARE

Basic results per share are calculated by dividing the profits attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the periods.

	For the three months ended March 31,

	2015	2016
	(unaudited)
Result attributable to equity holders of the Company
Atento’s Profit/(loss) attributable to equity holders of the parent (in thousands of U.S. dollars)	20,514	(4,760)
Weigthed average number of ordinary shares	73,619,511	73,751,131
Basic result per thousand shares (in. U.S. dollars)	0.28	(0.06)

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The share-based plan was first granted in October 2014.

	For the three months ended March 31,

	2015	2016
	(unaudited)
Result attributable to equity holders of the Company
Atento’s Profit/(loss) attributable to equity holders of the parent (in thousands of U.S. dollars) (1)	20,514	(4,760)
Potential increase in number of ordinary shares outstanding in respect of share-based plan	1,164,908	817,797
Adjusted weighted average number of ordinary shares	74,784,419	74,568,928
Diluted result per thousand shares (in. U.S. dollars)	0.28	(0.06)

(1) Since a value close to nil will be paid for the ordinary shares in connection with the stock option plan there is no adjustment to profit/(loss) for the year.

15. RELATED PARTIES

Directors

The Members of Atento Board of Directors, as of the date on which the financial statements were prepared are Alejandro Reynal, Francisco Tosta Valim Filho, Melissa Bethell, Vishal Jugdeb, Mark Foster, Stuart Gent, Devin O´Reilly and Thomas Iannotti.

As of March 31, 2016 the Members of Board of Directors have the right on the stock-based compensation as described in Note 8.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

Key management personnel with executive duties in the Atento Group in the three months ended March 31, 2016 are described below:

2016
Name	Post

Alejandro Reynal Ample	Chief Executive Officer and Director
Mauricio Teles Montilha	Chief Financial Officer
Daniel Figueirido	Chief Commercial Officer
José Ignacio Cebollero Bueno	Chief People Officer
Michael Flodin	Chief Operations Officer
Mª Reyes Cerezo Rodriguez Sedano	General Counsel
Mario Camara	Brazil Regional Director
Miguel Matey Marañón	North America Regional Director
Juan Enrique Gamé	South America Regional Director
Jose María Pérez Melber	EMEA Regional Director

The following table shows the total remuneration paid to the Atento Group’s key management personnel in the three months ended March 31, 2015 and 2016:

	Thousands of U.S. dollars
	2015	2016
	(unaudited)
Total remuneration paid to key management personnel	1,295	1,145

The breakdown of the total remuneration shown above is as follows:

	Thousands of U.S. dollars
	2015	2016
	(unaudited)
Salaries and variable remuneration	949	906
Salaries	949	906
Payment in kind	346	239
Medical insurance	29	28
Life insurance premiums	3	6
Other	314	205
Total	1,295	1,145

16. CONSOLIDATED SCHEDULES

The following consolidating financial information presents Consolidated Income Statements for the three months ended March 31, 2015 and 2016, Consolidated Statements of Financial Position as of December 31, 2015 and March 31, 2016 and Consolidated Statements of Cash Flow for the three months ended March 31, 2015 and 2016 for: (i) (Atento S.A.) (the “Parent”); (ii) (Luxco 1) (the “Subsidiary Issuers”); (iii) the guarantor subsidiaries; (iv) the non-guarantor subsidiaries; (v) elimination entries necessary to consolidate the Parent with the Subsidiary Issuers, the guarantor and non-guarantor subsidiaries; and (vi) the Company on a consolidated basis. The Subsidiary Issuers and the guarantor and non-guarantor subsidiaries are 100% owned by the Parent, either directly or indirectly. All guarantees are full and unconditional and joint and several. This financial information is being presented in relation to the Company’s guarantee of the payment of principal, premium (if any) and interest on the notes issued by BC Luxco 1 S.A. Refer to Note 10 “Financial Liabilities” for further information of these guaranteed notes. The principal elimination entries relates to investments in subsidiaries and intercompany balances and transactions.

Consolidated Income Statements (thousands of U.S. dollars)

For the Three Months Ended March 31, 2015

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)

Revenue	-	-	-	214,455	214,455	301,451	(9)	515,897
Other operating income	-	-	-	278	278	206	(32)	452
Supplies	-	-	-	(7,438)	(7,438)	(12,280)	3	(19,715)
Employee benefit expenses	-	-	(4)	(162,326)	(162,330)	(218,113)	59	(380,384)
Depreciation	-	-	-	(6,135)	(6,135)	(7,844)	-	(13,979)
Amortization	-	-	-	(7,073)	(7,073)	(3,119)	(3,770)	(13,962)
Changes in trade provisions	-	-	-	(45)	(45)	(120)	1	(164)
Other operating expenses	(687)	(618)	(55)	(22,760)	(22,815)	(36,839)	567	(60,392)
OPERATING PROFIT/(LOSS)	(687)	(618)	(59)	8,956	8,897	23,342	(3,181)	27,753

Finance income	-	12,157	6,783	417	7,200	6,563	(19,657)	6,263
Finance costs	-	(13,235)	(247)	(13,771)	(14,018)	(14,018)	20,735	(20,536)
Change in fair value of financial instruments	-	(19)	-	(17)	(17)	-	(1,426)	(1,462)
Net foreign exchange gain/(loss)	1,013	6,744	-	13,976	13,976	1,715	(9,326)	14,122
NET FINANCE EXPENSE	1,013	5,647	6,536	605	7,141	(5,740)	(9,674)	(1,613)
PROFIT/(LOSS) BEFORE TAX	326	5,029	6,477	9,561	16,038	17,602	(12,855)	26,140
Income tax benefit/(expense)	(4)	(4)	(4)	(445)	(449)	(6,437)	1,268	(5,626)
PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	322	5,025	6,473	9,116	15,589	11,165	(11,587)	20,514

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

For the Three Months Ended March 31, 2016
			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)

Revenue	-	-	-	210,595	210,595	208,756	1	419,352
Other operating income	-	-	-	745	745	42	(12)	775
Own work capitalized	-	-	-	4	4	-	-	4
Supplies	-	-	-	(7,348)	(7,348)	(7,767)	(91)	(15,206)
Employee benefit expenses	-	-	(4)	(164,180)	(164,184)	(151,321)	(19)	(315,524)
Depreciation	-	-	-	(5,486)	(5,486)	(5,411)	-	(10,897)
Amortization	-	-	-	(4,938)	(4,938)	(3,115)	(2,701)	(10,754)
Changes in trade provisions	-	-	-	(132)	(132)	(128)	-	(260)
Other operating expenses	(617)	(321)	(24)	(21,766)	(21,790)	(29,579)	442	(51,865)
OPERATING PROFIT/(LOSS)	(617)	(321)	(28)	7,494	7,466	11,477	(2,380)	15,625

Finance income	-	11,798	7,236	926	8,162	1,923	(20,382)	1,501
Finance costs	-	(14,415)	(252)	(15,300)	(15,552)	(10,889)	22,998	(17,858)
Change in fair value of financial instruments		482		482				482
Net foreign exchange gain/(loss)	(222)	(4,485)	-	(4,850)	(4,850)	1,524	4,485	(3,548)
NET FINANCE EXPENSE	(222)	(6,620)	6,984	(18,742)	(12,240)	(7,442)	7,101	(19,423)
PROFIT/(LOSS) BEFORE TAX	(839)	(6,941)	6,956	(11,248)	(4,774)	4,035	4,721	(3,798)
Income tax benefit/(expense)	-	-	-	(2,429)	(2,429)	547	920	(962)
LOSS FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	(839)	(6,941)	6,956	(13,677)	(7,203)	4,582	5,641	(4,760)

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

Consolidated Statements of Financial Position (thousands of U.S. dollars)

As of December 31, 2015

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non- Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	541,981	931,806	606,142	623,422	1,229,564	427,248	(2,361,895)	768,704
Intangible assets	-	-	-	116,160	116,160	43,276	66,824	226,260
Goodwill	-	-	-	53,100	53,100	53,340	17,567	124,007
Property, plant and equipment	-	-	-	76,266	76,266	115,411	1	191,678
Investments	540,760	233,720	26,177	206,769	232,946	79,846	(1,087,272)	-
Non-current financial assets	1,221	698,086	579,965	110,797	690,762	88,951	(1,360,097)	118,923
Trade and other receivables	1,221	42	-	213	213	5,992	(1,929)	5,539
Other taxes receivable	-	-	-	-	-	5,112	-	5,112
Other non-current financial assets	-	642,636	579,965	55,176	635,141	67,854	(1,302,760)	42,871
Derivative financial instruments	-	55,408	-	55,408	55,408	9,993	(55,408)	65,401
Deferred tax assets	-	-	-	60,330	60,330	46,424	1,082	107,836
CURRENT ASSETS	5,960	33,951	1,620	364,443	366,063	264,613	(60,875)	609,712
Trade and other receivables	236	7,325	1,610	242,203	243,813	207,873	(34,324)	424,923
Trade and other receivables	229	6,565	1,603	226,892	228,495	199,407	(33,569)	401,127
Current income tax receivable	7	9	7	8,771	8,778	5,176	(4)	13,966
Other taxes receivable	-	751	-	6,540	6,540	3,290	(751)	9,830
Other current financial assets	-	3,266	-	381	381	388	(3,266)	769
Other financial assets	-	3,266	-	381	381	388	(3,266)	769
Cash and cash equivalents	5,724	23,360	10	121,859	121,869	56,352	(23,285)	184,020
TOTAL ASSETS	547,941	965,757	607,762	987,865	1,595,627	691,861	(2,422,770)	1,378,416

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non- Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	540,455	53,797	576,703	(96,525)	480,178	151,672	(828,311)	397,791
Share capital	46	43	96	43	139	216,709	(216,889)	48
Net investment / Share premium	639,435	24,459	625,624	24,459	650,083	(3)	(674,539)	639,435
Retained earnings/ (losses)	(21,231)	17,117	29,759	(125,899)	(96,140)	(130,156)	176,747	(53,663)
Translation differences	(80,361)	-	(78,776)	(7,306)	(86,082)	58,670	(101,451)	(209,224)
Cash flow hedge	-	12,178	-	12,178	12,178	6,452	(12,179)	18,629
Stock-based compensation	2,566	-	-	-	-	-	-	2,566
NON-CURRENT LIABILITIES	383	890,746	29,306	935,660	964,966	355,642	(1,547,691)	664,046
Deferred tax liabilities	-	-	-	26,705	26,705	23,105	6,252	56,062
Debt with third parties	-	292,432	-	295,272	295,272	240,005	(292,432)	535,277
Non-current payables to Group companies	-	597,630	29,306	605,109	634,415	23,807	(1,255,852)	-
Derivative financial instruments	-	684	-	684	684	-	(684)	684
Non-current provisions	-	-	-	2,146	2,146	52,874	-	55,020
Non-current non trade payables	383	-	-	5,744	5,744	14,850	(4,975)	16,002
Other non-current taxes payable	-	-	-	-	-	1,001	-	1,001
CURRENT LIABILITIES	7,103	21,214	1,753	148,730	150,483	184,547	(46,768)	316,579
Debt with third parties	-	10,671	-	13,242	13,242	29,037	(12,661)	40,289
Current payables to Group companies	-	8,939	-	-	-	-	(8,939)	-
Trade and other payables	7,103	1,604	1,753	128,609	130,362	150,947	(25,168)	264,848
Trade payables	6,798	713	57	42,097	42,154	50,853	(21,837)	78,681
Current income tax payable	7	7	7	6,586	6,593	14	(7)	6,614
Other current taxes payable	173	870	232	39,714	39,946	27,874	(869)	67,994
Other non trade payables	125	14	1,457	40,212	41,669	72,206	(2,455)	111,559
Current provisions	-	-	-	6,879	6,879	4,563	-	11,442
TOTAL EQUITY AND LIABILITIES	547,941	965,757	607,762	987,865	1,595,627	691,861	(2,422,770)	1,378,416

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

As of March 31, 2016

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	566,888	950,973	640,149	621,450	1,261,599	453,451	(2,446,146)	786,765

Intangible assets	-	-	-	114,642	114,642	61,730	69,589	245,961
Goodwill	-	-	-	55,156	55,156	58,524	14,413	128,093
Property, plant and equipment	-	-	-	72,908	72,908	106,030	-	178,938
Investments	565,611	233,720	26,177	206,769	232,946	79,846	(1,112,123)	-
Non-current financial assets	1,277	717,253	613,972	109,185	723,157	95,116	(1,419,120)	117,683
Trade and other receivables	1,277	23	-	176	176	6,214	(1,963)	5,727
Other taxes receivable	-	-	-	-	-	5,823	-	5,823
Other non-current financial assets	-	666,136	613,972	57,916	671,888	75,937	(1,366,064)	47,897
Derivative financial instruments	-	51,094	-	51,093	51,093	7,142	(51,093)	58,236
Deferred tax assets	-	-	-	62,790	62,790	52,205	1,095	116,090

CURRENT ASSETS	5,632	34,732	1,710	376,997	378,707	295,339	(69,197)	645,213
Trade and other receivables	245	7,721	1,687	277,066	278,753	245,022	(36,045)	495,696
Trade and other receivables	235	6,937	1,677	256,732	258,409	234,077	(35,268)	464,390
Current income tax receivable	7	9	7	12,002	12,009	7,353	(4)	19,374
Other taxes receivable	3	775	3	8,332	8,335	3,592	(773)	11,932
Other current financial assets	-	3,414	-	6,839	6,839	271	(9,634)	890
Other financial assets	-	3,414	-	6,839	6,839	271	(9,634)	890
Cash and cash equivalents	5,387	23,597	23	93,092	93,115	50,046	(23,518)	148,627
TOTAL ASSETS	572,520	985,705	641,859	998,447	1,640,306	748,790	(2,515,343)	1,431,978

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	564,426	43,565	609,075	(124,976)	484,099	159,890	(842,531)	409,449

Share capital	46	43	96	(9)	87	216,709	(216,837)	48
Net investment / Share premium	638,226	24,459	625,623	24,459	650,082	(3)	(673,329)	639,435
Retained earnings/ (losses)	(839)	(6,941)	6,956	(13,678)	(6,722)	4,583	(48,504)	(58,423)
Translation differences	(75,696)	17,117	(23,600)	(144,635)	(168,235)	(65,240)	105,031	(187,023)
Cash flow hedge	-	8,887	-	8,887	8,887	3,841	(8,887)	12,728
Stock-based compensation	2,689	-	-	-	-	-	(5)	2,684

NON-CURRENT LIABILITIES	401	926,510	30,907	969,600	1,000,507	372,813	(1,623,702)	676,529
Deferred tax liabilities	-	-	-	26,546	26,546	23,574	5,490	55,610
Debt with third parties	-	292,830	-	295,136	295,136	253,621	(292,830)	548,757
Non-current payables to Group companies	-	633,405	30,907	641,677	672,584	24,897	(1,330,886)	-
Derivative financial instruments	-	275	-	275	275	-	(275)	275
Non-current provisions	-	-	-	2,302	2,302	57,500	-	59,802
Non-current non trade payables	401	-	-	3,664	3,664	12,145	(5,201)	11,009
Other non-current taxes payable	-	-	-	-	-	1,076	-	1,076

CURRENT LIABILITIES	7,693	15,630	1,877	153,823	155,700	216,087	(49,110)	346,000
Debt with third parties	-	5,268	-	8,179	8,179	42,925	(8,109)	48,263
Current payables to Group companies	-	8,945	-	-	-	5,782	(14,727)	-
Trade and other payables	7,693	1,417	1,877	139,070	140,947	163,068	(26,274)	286,851
Trade payables	7,296	469	55	45,512	45,567	68,144	(22,620)	98,856
Current income tax payable	7	7	7	8,276	8,283	1,214	(6)	9,505
Other current taxes payable	263	926	249	38,484	38,733	26,995	(927)	65,990
Other non trade payables	127	15	1,566	46,798	48,364	66,715	(2,721)	112,500
Current provisions	-	-	-	6,574	6,574	4,312	-	10,886
TOTAL EQUITY AND LIABILITIES	572,520	985,705	641,859	998,447	1,640,306	748,790	(2,515,343)	1,431,978

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

Consolidated Statements of Cash Flow (thousands of U.S. dollars)
For the Three Months Ended March 31, 2015
			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Profit/(loss) before tax	325	5,029	6,477	9,561	16,038	14,031	(9,283)	26,140
Adjustments to profit/(loss):
Amortization and depreciation	-	-	-	13,208	13,208	14,535	198	27,941
Impairment allowances	-	-	-	45	45	120	(1)	164
Change in provisions	-	-	-	(202)	(202)	1,016	-	814
Grants released to income	-	-	-	(117)	(117)	-	-	(117)
(Gains)/losses on disposal of fixed assets	-	-	-	2	2	408	(1)	409
Finance income	-	(12,157)	(6,783)	(397)	(7,180)	(6,540)	19,614	(6,263)
Finance costs	-	13,235	247	13,768	14,015	13,794	(20,508)	20,536
Net foreign exchange differences	(1,013)	(6,725)	-	(13,975)	(13,975)	(1,745)	10,798	(12,660)
Change in fair value of financial instruments	-	19	-	17	17	-	1,426	1,462
	(1,013)	(5,628)	(6,536)	12,349	5,813	21,588	11,526	32,286

Changes in working capital:
Changes in trade and other receivables	45	892	174	(48,894)	(48,720)	(1,102)	(2,809)	(51,694)
Changes in trade and other payables	(1,602)	(1,178)	(144)	(6,249)	(6,393)	(3,778)	2,922	(10,029)
Change in other assets/(payables)	2,070	(555)	3	(6,096)	(6,093)	12,945	(17,889)	(9,522)
	513	(841)	33	(61,239)	(61,206)	8,065	(17,776)	(71,245)

Other cash flow from operating activities
Interest paid	-	(9,521)	-	(11,206)	(11,206)	(2,837)	9,521	(14,043)
Interest received	-	(536)	-	(475)	(475)	8,209	536	7,734
Income tax paid	(3)	(13)	(3)	(2,742)	(2,745)	(1,695)	(66)	(4,522)
Other payments	-	-	-	(3,302)	(3,302)	(12,607)	9,665	(6,244)
	(3)	(10,070)	(3)	(17,725)	(17,728)	(8,930)	19,656	(17,075)

Net cash flow from/(used in) operating activities	(178)	(11,510)	(29)	(57,054)	(57,083)	34,754	4,123	(29,894)

Investment activities
Payments for acquisition of intangible assets	-	-	-	1,967	1,967	(2,084)	117	-
Payments for acquisition of property, plant and equipment	-	-	-	1,475	1,475	(19,408)	8,852	(9,081)
Disposals of property, plant and equipment	-	-	-	6	6	408	-	414
Disposals of financial instruments	-	-	-	88	88	-	11,601	11,689
Net cash flow provided by/(used in) investment activities	-	-	-	3,536	3,536	(21,084)	20,570	3,022

Financing activities
Proceeds from borrowing from third parties	-	-	-	12	12	8,984	(63)	8,933
Proceeds from borrowing from group companies	-	9,982	-	11,601	11,601	-	(21,583)	-
Repayment of borrowing from third parties	-	-	-	(155)	(155)	-	155	-
Net cash flow provided by/(used in) financing activities	-	9,982	-	11,458	11,458	8,984	(21,491)	8,933

Net increase/(decrease) in cash and cash equivalents	(178)	(1,528)	(29)	(42,060)	(42,089)	10,890	3,202	(17,939)
Exchange differences	(1,062)	(3,338)	(7)	(7,886)	(7,893)	(5,882)	1,653	(16,522)

Cash and cash equivalents at beginning of period	9,333	29,327	65	145,144	145,209	56,809	(29,238)	211,440

Cash and cash equivalents at end of period	8,093	24,461	29	95,198	95,227	73,581	(24,383)	176,979

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

For the Three Months Ended March 31, 2016

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Profit/(loss) before tax	(838)	(6,941)	6,957	(11,249)	(4,292)	4,036	4,237	(3,798)
Adjustments to profit/(loss):
Amortization and depreciation	-	-	-	10,425	10,425	8,526	2,700	21,651
Impairment allowances	-	-	-	132	132	128	-	260
Change in provisions	-	-	-	(182)	(182)	2,013	-	1,831
Grants released to income	-	-	-	(78)	(78)	-	-	(78)
(Gains)/losses on disposal of fixed assets	-	-	-	25	25	(148)	-	(123)
Finance income	-	(11,798)	(7,236)	(926)	(8,162)	(1,923)	20,382	(1,501)
Finance costs	-	14,415	251	15,300	15,551	10,889	(22,997)	17,858
Net foreign exchange differences	222	4,485	-	4,848	4,848	(1,524)	(4,483)	3,548
Change in fair value of financial instruments	-	(482)	-	(482)	(482)	-	482	(482)
Own work capitalized	-	-	-	(4)	(4)	-	-	(4)
Other gains	-	-	-	-	-	(329)	-	(329)
	222	6,620	(6,985)	29,058	22,073	17,632	(3,916)	42,631
Changes in working capital:
Changes in trade and other receivables	5	(353)	-	(20,818)	(20,818)	(20,609)	1,684	(40,091)
Changes in trade and other payables	259	(187)	43	10,745	10,788	10,124	(993)	19,991
Changes in other assets/(payables)	(247)	435	(21)	(16,347)	(16,368)	(1,152)	(585)	(17,917)
	17	(105)	22	(26,420)	(26,398)	(11,637)	106	(38,017)
Other cash flow from operating activities
Interest paid	-	(11,064)	-	(11,445)	(11,445)	(3,229)	11,064	(14,674)
Interest received	-	1,112	-	1,189	1,189	(935)	(1,112)	254
Income tax paid	-	-	-	(5,539)	(5,539)	(981)	(1)	(6,521)
Other payments	-	-	-	(288)	(288)	(2,453)	-	(2,741)
	-	(9,952)	-	(16,083)	(16,083)	(7,598)	9,951	(23,682)
Net cash flow from/(used in) operating activities	(599)	(10,378)	(6)	(24,694)	(24,700)	2,433	10,378	(22,866)

Investment activities
Payments for acquisition of intangible assets	-	-	-	-	-	(5,228)	-	(5,228)
Payments for acquisition of property, plant and equipment	-	-	-	(6,846)	(6,846)	(7,014)	-	(13,860)
Disposals of intangible assets	-	-	-	18	18	-	-	18
Disposals of property, plant and equipment	-	-	-	6	6	-	-	6
Net cash flow used in investment activities	-	-	-	(6,822)	(6,822)	(12,242)	-	(19,064)
Financing activities
Proceeds from borrowing from group companies	-	(6,635)	19	(19)	-	-	6,635	-
Repayment of borrowing from third parties	-	-	-	(56)	(56)	(1,807)	-	(1,863)
Repayment of borrowing from group companies	-	17,250	-	-	-	-	(17,250)	-
Net cash flow provided by/(used in) financing activities	-	10,615	19	(75)	(56)	(1,807)	(10,615)	(1,863)
Net increase/(decrease) in cash and cash equivalents	(599)	237	13	(31,591)	(31,578)	(11,616)	(237)	(43,793)
Exchange differences	262	-	-	2,824	2,824	5,310	4	8,400
Cash and cash equivalents at beginning of period	5,724	23,360	10	121,859	121,869	56,352	(23,285)	184,020
Cash and cash equivalents at end of period	5,387	23,597	23	93,092	93,115	50,046	(23,518)	148,627

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

17. OTHER INFORMATION

a.             Guarantees and commitments

As of March 31, 2016, the Atento Group had issued guarantees and commitments to third parties amounting to 284,100 thousand U.S. dollars (242,022 thousand U.S. dollars as of December 31, 2015).

The Company’s directors consider that no contingencies will arise from these guarantees in addition to those already recognized.

The total amount of operating lease expenses recognized in the interim consolidated income statements for the three months ended March 31, 2016 was 15,206 thousand U.S. dollars (19,061 thousand U.S. dollars as of March 31, 2015).

There are no contingent payments on operating leases recognized in the interim consolidated income statements for the three months ended March 31, 2015 and 2016.

The operating leases where the Company acts as lessee are mainly on premises intended for use as call centers. These leases have various termination dates, with the latest terminating in 2026. As of March 31, 2016, the payment commitment for the early cancellation of these leases is 115,310 thousand U.S. dollars (127,531 thousand U.S. dollars as of December 31, 2015).

PART II - OTHER INFORMATION

1st Certification of Internal Controls (Sarbanes Oxley - SOx).

On April 18, 2016 we filed the Annual Report Form 20-F with SEC, which includes the independent auditors' unqualified opinion over our consolidated financial statements and on the effectiveness of our internal control over financial reporting as of December 31, 2015. This certification for the year 2015 is the first certification of internal controls over financial reporting based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) obtained by  the Company.

LEGAL PROCEEDINGS

See Note 5 to the Interim Consolidated Financial Statements.

RISK FACTORS

There were no material changes to the risk factors described in section “Risk Factors” in our Annual Form 20-F, for the year ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: May 10, 2016
By: /s/ Alejandro Reynal
Name: Alejandro Reynal
Title: Chief Executive Officer

By: /s/ Mauricio Montilha
Name: Mauricio Montilha
Title: Chief Financial Officer